


10015364

Advanced Info Service Public Company Limited and its Subsidiaries

Annual financial statements and Audit Report of Certified Public Accountant

For the years ended
31 December 2009 and 2008

Audit Report of Certified Public Accountant

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2009 and 2008, and the related statements of income, changes in equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
12 February 2010

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

Assets	*Note*	**Consolidated financial statements** 2009	**Consolidated financial statements** 2008	**Separate financial statements** 2009	**Separate financial statements** 2008
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	24,261,229,193	15,009,291,146	9,354,863,572	2,665,329,168
Specifically-used bank deposits	*6*	905,920,603	1,315,262,752	-	-
Current investments	*7*	43,975,089	140,119,136	-	-
Trade accounts receivable	*4, 8*	5,772,882,134	5,790,416,245	6,411,328,612	9,678,541,104
Amounts due from and loans to related parties	*4*	376,097	437,429	2,298,461,487	489,688,860
Inventories	*9*	629,388,083	1,592,504,878	43,683,975	95,094,854
Value added tax receivables		406,478,540	240,915,152	406,478,540	240,915,152
Other current assets	*10*	1,551,132,207	2,806,767,830	1,352,324,997	1,609,574,799
Total current assets		**33,571,381,946**	**26,895,714,568**	**19,867,141,183**	**14,779,143,937**
Non-current assets					
Investments in subsidiaries	*11*	-	-	20,223,107,035	20,223,107,035
Other long-term investments	*7*	3,259,829,700	155,367,176	2,092,760,750	92,760,750
Property, plant and equipment	*12*	8,167,485,506	8,143,678,476	5,186,258,548	6,447,755,661
Assets under the Agreements for operation	*13*	61,547,316,679	73,045,439,009	59,050,771,705	69,084,401,479
Swap and forward contracts receivable	*31*	1,464,135,564	2,483,941,226	1,464,135,564	2,483,941,226
Intangible assets	*14*	6,285,804,952	6,537,923,048	1,268,045,686	1,069,453,456
Deferred tax assets	*15*	10,051,552,599	10,075,260,360	9,184,970,895	9,203,866,150
Other non-current assets	*16*	678,218,292	743,964,974	634,226,189	660,144,640
Total non-current assets		**91,454,343,292**	**101,185,574,269**	**99,104,276,372**	**109,265,430,397**
Total assets		**125,025,725,238**	**128,081,288,837**	**118,971,417,555**	**124,044,574,334**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

Liabilities and equity	Note	Consolidated financial statements 2009	Consolidated financial statements 2008	Separate financial statements 2009	Separate financial statements 2008
			(in Baht)		
Current liabilities					
Trade accounts payable	*4, 18*	2,728,774,472	4,263,083,838	2,102,114,367	3,664,297,481
Amounts due to and loans from related parties	*4*	240,103,865	486,336,292	971,192,521	6,427,554,970
Current portion of long-term borrowings	*17*	497,439,802	7,037,683,209	493,565,753	7,033,270,481
Accrued revenue sharing expenses	*1*	3,069,881,359	2,719,080,693	2,622,779,276	2,281,050,614
Unearned income - mobile phone service		2,850,722,990	3,408,291,449	3,101,251,751	3,933,683,479
Advance receipts from customers		653,974,644	983,236,860	-	-
Income tax payable		2,631,354,190	2,859,374,572	2,300,054,420	2,203,959,032
Other current liabilities	*19*	3,910,831,784	3,102,748,788	3,642,138,211	2,906,117,181
Total current liabilities		**16,583,083,106**	**24,859,835,701**	**15,233,096,299**	**28,449,933,238**
Non-current liabilities					
Long-term borrowings	*17*	36,620,436,712	29,774,425,791	36,617,471,461	29,767,173,002
Other non-current liabilities		11,186,426	11,382,426	-	-
Total non-current liabilities		**36,631,623,138**	**29,785,808,217**	**36,617,471,461**	**29,767,173,002**
Total liabilities		**53,214,706,244**	**54,645,643,918**	**51,850,567,760**	**58,217,106,240**
Equity					
Share capital	*20*				
Authorised share capital		4,997,459,800	4,997,459,800	4,997,459,800	4,997,459,800
Issued and paid-up share capital		2,965,443,054	2,961,739,547	2,965,443,054	2,961,739,547
Additional paid-in capital					
Premium on ordinary shares	*22*	21,838,007,639	21,545,336,219	21,838,007,639	21,545,336,219
Unrealised surpluses					
Fair value changes on dilution of investment		161,186,663	161,186,663	-	-
Fair value changes on other investment		161,940	-	-	-
Retained earnings					
Appropriated					
Legal reserve	*22*	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		46,146,426,494	47,754,800,293	41,817,399,102	40,820,392,328
Total equity attributable to equity holders of the Company		**71,611,225,790**	**72,923,062,722**	**67,120,849,795**	**65,827,468,094**
Minority interests		199,793,204	512,582,197	-	-
Total equity		**71,811,018,994**	**73,435,644,919**	**67,120,849,795**	**65,827,468,094**
Total liabilities and equity		**125,025,725,238**	**128,081,288,837**	**118,971,417,555**	**124,044,574,334**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in Baht)			
Revenues					
Revenues from rendering of services and equipment rentals	*4*	95,812,371,116	99,585,776,140	92,201,268,038	95,477,238,292
Revenue from sale of goods	*4*	6,639,454,472	11,205,724,471	-	-
Total revenues		**102,451,825,588**	**110,791,500,611**	**92,201,268,038**	**95,477,238,292**
Cost					
Cost of rendering of services and equipment rentals	*25*	(40,257,981,701)	(41,484,656,880)	(40,179,762,346)	(41,348,476,001)
Revenue sharing expenses	*1*	(19,860,521,262)	(20,020,521,692)	(18,731,385,176)	(18,782,202,115)
Cost of sale of goods		(6,197,217,407)	(10,533,664,209)	-	-
Total cost		**(66,315,720,370)**	**(72,038,842,781)**	**(58,911,147,522)**	**(60,130,678,116)**
Gross profit		**36,136,105,218**	**38,752,657,830**	**33,290,120,516**	**35,346,560,176**
Selling expenses	*25*	(2,695,160,104)	(3,252,023,466)	(2,598,784,699)	(3,084,613,821)
Administrative expenses	*25*	(7,439,156,594)	(7,801,899,621)	(7,774,624,931)	(7,769,225,599)
Profit from sales, services and equipment rentals		**26,001,788,520**	**27,698,734,743**	**22,916,710,886**	**24,492,720,756**
Other operating income	*4, 24*	686,954,399	2,563,874,448	592,664,594	557,838,141
Impairment losses of assets	*12,13,14*	(560,655,320)	(3,553,000,000)	-	-
Net foreign exchange gain (loss)		72,850,220	(74,950,358)	50,245,414	(78,792,699)
Management benefit expenses	*4*	(72,007,114)	(81,986,240)	(71,707,113)	(81,656,241)
Operating results		**26,128,930,705**	**26,552,672,593**	**23,487,913,781**	**24,890,109,957**
Dividend income	*4, 11*	-	-	4,580,492,152	27,195,000
Profit before finance costs and income tax expenses		**26,128,930,705**	**26,552,672,593**	**28,068,405,933**	**24,917,304,957**
Finance costs	*4, 27*	(1,921,234,778)	(1,706,934,762)	(1,921,993,942)	(1,973,723,459)
Income tax expense	*28*	(7,418,603,445)	(8,381,243,025)	(6,485,665,802)	(6,697,945,593)
Profit for the year		**16,789,092,482**	**16,464,494,806**	**19,660,746,189**	**16,245,635,905**
Attributable to:					
Equity holders of the Company		17,055,365,616	16,409,035,972	19,660,746,189	16,245,635,905
Minority interests		(266,273,134)	55,458,834	-	-
Profit for the year		**16,789,092,482**	**16,464,494,806**	**19,660,746,189**	**16,245,635,905**
Earnings per share	*29*				
Basic		5.76	5.54	6.64	5.49
Diluted		5.76	5.54	6.64	5.49

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

Consolidated financial statements

	Note	Issued and paid-up share capital	Additional paid-in capital	Advance receipts for share subscription	Unrealised surpluses		Retained earnings		Total equity attributable to equity holders of the Company	Minority interests	Total equity
			Share premium		Fair value changes on dilution of investment	Fair value changes on other investment	Legal reserve	Unappropriated			
							(in Baht)				
Balance at 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**161,186,663**	**-**	**500,000,000**	**49,998,651,867**	**74,884,302,201**	**576,497,671**	**75,460,799,872**
Changes in equity for 2008											
Profit for the year		-	-	-	-	-	-	16,409,035,972	16,409,035,972	55,458,834	16,464,494,806
Dividends	*4, 30*	-	-	-	-	-	-	(18,652,887,546)	(18,652,887,546)	-	(18,652,887,546)
Transfer of advanced receipts to additional shares	*21, 22*	218,489	15,158,138	(15,376,627)	-	-	-	-	-	-	-
Issued of share capital	*21, 22*	3,397,806	279,214,289	-	-	-	-	-	282,612,095	-	282,612,095
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	-	(91,069,308)	(91,069,308)
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(28,305,000)	(28,305,000)
Balance at 31 December 2008 and 1 January 2009		**2,961,739,547**	**21,545,336,219**	**-**	**161,186,663**	**-**	**500,000,000**	**47,754,800,293**	**72,923,062,722**	**512,582,197**	**73,435,644,919**
Changes in equity for 2009											
Net change in fair value recognised in equity		-	-	-	-	161,940	-	-	161,940	-	161,940
Profit for the year		-	-	-	-	-	-	17,055,365,616	17,055,365,616	(266,273,134)	16,789,092,482
Dividends	*4, 30*	-	-	-	-	-	-	(18,663,739,415)	(18,663,739,415)	-	(18,663,739,415)
Issued of share capital	*21, 22*	3,703,507	292,671,420	-	-	-	-	-	296,374,927	-	296,374,927
Increase in minority interest from the addition of shares		-	-	-	-	-	-	-	-	600	600
Liquidation of a subsidiary		-	-	-	-	-	-	-	-	(808,350)	(808,350)
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(45,708,109)	(45,708,109)
Balance at 31 December 2009		**2,965,443,054**	**21,838,007,639**	**-**	**161,186,663**	**161,940**	**500,000,000**	**46,146,426,494**	**71,611,225,790**	**199,793,204**	**71,811,018,994**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

		Separate financial statements					
			Additional paid-in capital		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in Baht)			
Balance at 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**500,000,000**	**43,227,643,969**	**67,952,107,640**
Changes in equity for 2008							
Profit for the year		-	-	-	-	16,245,635,905	16,245,635,905
Dividends	*4, 30*	-	-	-	-	(18,652,887,546)	(18,652,887,546)
Transfer of advanced receipts to additional shares	*21, 22*	218,489	15,158,138	(15,376,627)	-	-	-
Issued of share capital	*21, 22*	3,397,806	279,214,289	-	-	-	282,612,095
Balance at 31 December 2008 and 1 January 2009		**2,961,739,547**	**21,545,336,219**	-	**500,000,000**	**40,820,392,328**	**65,827,468,094**
Changes in equity for 2009							
Profit for the year		-	-	-	-	19,660,746,189	19,660,746,189
Dividends	*4, 30*	-	-	-	-	(18,663,739,415)	(18,663,739,415)
Issued of share capital	*21, 22*	3,703,507	292,671,420	-	-	-	296,374,927
Balance at 31 December 2009		**2,965,443,054**	**21,838,007,639**	-	**500,000,000**	**41,817,399,102**	**67,120,849,795**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
			(in Baht)		
Cash flows from operating activities					
Profit for the year		16,789,092,482	16,464,494,806	19,660,746,189	16,245,635,905
Adjustments for					
Dividend income from subsidiaries		-	-	(4,580,492,152)	(27,195,000)
Depreciation		3,336,673,579	3,028,785,839	2,967,811,351	2,857,504,187
Amortisation		16,774,045,459	15,901,478,293	15,016,238,209	14,121,319,614
Interest income		(344,172,754)	(404,426,846)	(168,368,571)	(140,038,853)
Finance costs		1,921,234,778	1,706,934,762	1,921,993,942	1,973,723,459
Impairment losses of assets	*12,13,14*	560,655,320	3,553,670,320	-	8,000,000
Doubtful accounts and bad debts expenses		784,031,330	530,193,671	826,427,171	550,241,210
Allowance for obsolete inventories and write-off, net		(4,290,346)	77,132,127	42,898,446	50,930,720
Loss on disposals of property, plant and equipment		8,453,495	69,533,579	8,407,874	54,414,552
Unrealised (Gain) loss on foreign currencies		(18,911,393)	172,657,801	(19,523,077)	170,258,377
Loss from write-off goodwill		-	15,140,331	-	-
Income from settle with operation right payable	*24*	-	(1,738,868,207)	-	-
Deferred tax		23,707,761	(44,194,207)	18,895,255	(75,684,320)
Income tax expense		7,394,895,685	8,425,437,232	6,466,770,547	6,773,629,913
Cash provided by operation before changes in operating assets and liabilities		47,225,415,396	47,757,969,501	42,161,805,184	42,562,739,764
Changes in operating assets and liabilities					
Specifically-used bank deposits		409,342,149	179,318,316	-	-
Trade accounts receivable		(812,010,106)	1,706,464,400	2,455,990,029	962,116,997
Amounts due from related parties		61,332	332,872	(43,772,627)	1,329,864
Inventories		967,541,794	(480,958,349)	8,647,087	(8,219,289)
Value added tax receivable		(168,718,398)	(104,152,336)	(168,718,398)	(104,152,336)
Other current assets		1,385,125,660	64,187,111	259,156,144	137,633,479
Other non-current assets		(37,564,019)	(279,911,801)	(41,608,955)	(279,571,209)
Trade accounts payable		(454,610,980)	76,517,497	(450,071,511)	(96,932,862)
Amounts due to related parties		(246,232,427)	125,094,755	43,637,551	280,982,777
Accrued revenue sharing expenses		350,800,666	(915,278,714)	341,728,662	(880,138,733)
Operation right payable		-	(3,000,000,000)	-	-
Unearned income - mobile phone service		(557,568,459)	(60,607,348)	(832,431,728)	(503,676,195)
Advance receipts from customers		(329,262,217)	(31,113,251)	-	-
Swap and forward contracts receivable		(3,827,817)	(32,210,952)	(3,827,817)	(32,210,952)
Other current liabilities		844,727,451	624,144,277	726,336,440	666,646,051
Other non-current liabilities		(196,000)	(883,447)	-	-
Income tax paid		(7,659,524,433)	(8,825,742,267)	(6,370,224,607)	(7,512,461,210)
Net cash provided by operating activities		**40,913,499,592**	**36,803,170,264**	**38,086,645,454**	**35,194,086,146**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
			(in Baht)		
Cash flows from investing activities					
Interest received		310,107,925	324,059,465	213,179,007	125,794,184
Dividend received from subsidiaries		-	-	4,580,492,152	27,195,000
Short-term loans to subsidiaries, net		-	-	(1,765,000,000)	(406,000,000)
Net changes in current investments		96,153,582	(16,675,890)	-	-
Additional investment in subsidiary	*11*	-	(126,000,000)	-	(774,000,000)
Cash invested in investment	*7*	(3,104,310,118)	(62,606,426)	(2,000,000,000)	-
Purchase of property, plant, equipment and computer software		(4,066,153,352)	(2,761,357,943)	(2,156,997,528)	(1,840,447,322)
Sale of property and equipment		20,718,503	132,211,534	16,009,719	142,762,472
Purchase of assets under the Agreements for operation		(5,848,899,487)	(9,825,104,101)	(5,763,456,393)	(9,768,871,374)
Net cash used in investing activities		**(12,592,382,947)**	**(12,335,473,361)**	**(6,875,773,043)**	**(12,493,567,040)**
Cash flows from financing activities					
Interest paid		(1,897,173,787)	(1,580,469,342)	(1,907,954,443)	(1,891,560,280)
Other finance costs paid		(86,830,890)	(90,505,930)	(79,024,467)	(86,571,856)
Repayments of short-term loan from financial institutions		-	(3,500,000,000)	-	(3,500,000,000)
Proceeds from short-term loans from subsidiaries		-	-	-	8,400,000,000
Repayments of short-term loans from subsidiaries		-	-	(5,500,000,000)	(15,600,000,000)
Proceeds from long-term borrowings		8,535,115,773	9,022,346,868	8,535,115,773	9,022,346,868
Repayments of long-term borrowing		(7,171,664,206)	(1,631,189,287)	(7,171,664,206)	(1,631,189,287)
Finance lease payments		(26,197,664)	(30,236,446)	(21,898,699)	(19,318,887)
Proceeds from issue of shares		296,375,527	282,612,095	296,374,927	282,612,095
Dividends paid to equity holders of the Company		(18,663,739,415)	(18,652,887,546)	(18,663,739,415)	(18,652,887,546)
Dividends paid to minority interests		(45,708,109)	(28,305,000)	-	-
Repayment to minority interest from liquidating of a subsidiary		(808,350)	-	-	-
Net cash used in financing activities		**(19,060,631,121)**	**(16,208,634,588)**	**(24,512,790,530)**	**(23,676,568,893)**
Net increase (decrease) in cash and cash equivalents		**9,260,485,524**	**8,259,062,315**	**6,698,081,881**	**(976,049,787)**
Cash and cash equivalents at beginning of year		15,009,291,146	6,822,084,530	2,665,329,168	3,713,234,654
Effect of exchange rate changes on foreign currencies balances		(8,547,477)	(71,855,699)	(8,547,477)	(71,855,699)
Cash and cash equivalents at end of year		**24,261,229,193**	**15,009,291,146**	**9,354,863,572**	**2,665,329,168**
Non-cash transactions					
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation		726,944,448	1,802,171,634	299,339,240	1,406,391,929

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the financial statements
For the years ended 31 December 2009 and 2008

Note **Contents**

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 12 February 2010.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.65% *(2008: 42.67%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.33% *(2008: 21.34%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator. The Company has been granted permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone, either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement ends on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operating the 900-MHz Cellular System to TOT when the installation has been completed and the Company shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from the mobile phone service prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement. The Agreement does not specify a minimum cumulative amount over the term of the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	Percentage of revenues	Minimum annual revenue sharing *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator. Advanced Data network Communications Co., Ltd. ("ADC"), an indirect subsidiary, has been granted permission from TOT, under the Agreement dated 19 September 1989, for rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of the Metropolitan Telephone Exchange.

Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipment or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 (11.23% of total shares) to TOT on 17 March 1998 in consideration of such waiver. As at 31 December 2009, TOT owns 48.12% of ADC's total share *(2008: 48.12%).*

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator. Digital Phone Company Limited ("DPC"), a subsidiary, has been granted permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz, nationwide. DPC started the operation commencing from 28 May 1997, ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

   Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deducting any expenses and any tax and fees which the minimum revenue sharing must accumulate, over the term of the Agreement, not less than Baht 5,400 million as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

   As at 31 December 2009, DPC paid the revenue sharing to CAT in a total amount of Baht 7,170 million *(2008: Baht 6,134 million).*

4) The operation of PROVIDING CALL CENTER SERVICE.

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 31 December 2009 and 2008 were as follows:

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest** *(%)* 2009	2008
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	Completed the liquidation process on 22 July 2009	Thailand	-	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Service provider of digital mobile phone system in 1800 MHz	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)**	
			2009	2008
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television service	Thailand	99.99	99.99
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99
Mobile Broadband Business Co., Ltd. (* Indirect subsidiary)	Not start operation	Thailand	99.99	-
Advanced Mobile Broadband Co., Ltd. (* Indirect subsidiary)	Not start operation	Thailand	99.99	-

2 Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

On 15 May 2009, the FAP announced (Announcement No. 12/2009) the re-numbering of TAS to the same number as the International Accounting Standards ("IAS") on which the TAS/TFRS are based.

The Group has adopted the following revised TAS/TFRS and accounting guidance which were issued by the FAP during 2008 and 2009 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)

Framework for the Preparation and Presentation of Financial Statements (revised 2007) (effective on 26 June 2009)

Accounting Guidance about Leasehold Right (effective on 26 June 2009)

Accounting Guidance about Business Combination under Common Control

The adoption of these revised TAS/TFRS and accounting guidance does not have any material impact on the consolidated and separate financial statements.

The FAP has issued during 2009 a revised TAS which is not currently effective and has not been adopted in the preparation of these financial statements. This revised TAS is disclosed in note 36.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million unless otherwise stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Measurement of the recoverable amounts of cash-generating units containing investments in subsidiaries and goodwill (Note 11 and 14)
- Utilisation of taxes losses (Note 28)
- Revenues from rendering of services and equipment rentals (Note 23)
- Utilisation of plant and equipment (Note 12)
- Utilisation of assets under the Agreements for operation (Note 13)
- Utilisation of intangible assets (Note 14)
- Valuation of financial instruments (Note 31)
- Allowance for doubtful accounts (Note 8)
- Allowance for obsolete inventories (Note 9)

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries (together referred to as the "Group").

Business combinations

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Business combination of entities or business under common control is accounted for using a method similar to the pooling of interest method and in accordance with the Guideline issued in 2009 by the FAP.

Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currencies

Transactions in foreign currencies are translated to Thai Baht at the foreign exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to Thai Baht at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income.

Non-monetary assets and liabilities measured at cost in foreign currencies are translated to Thai Baht using the foreign exchange rates ruling at the dates of the transactions.

(c) Derivative financial instruments

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements, are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable and payable on inception, and are translated at the year end exchange rate. Unrealised gains or losses on transactions are recognised in the statement of income. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains or losses of early termination of interest rate derivatives or on repayment of the borrowing are charged to the statement of income.

(d) Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments with original maturities of three months or less and exclude specifically-used bank deposits. Bank overdrafts that are repayable on demand are a component of financing activities for the purpose of the statement of cash flows.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred.

(f) Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call!, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost and net realisable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated using principle as follows:

Mobile phones, refill cards for 1-2-Call! and sim cards	- moving weighted average method
Spare parts (mobile phones and network)	- moving weighted average method
Datanet equipment	- first-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

An allowance is made for all deteriorated, changed, obsolete and slow-moving inventories.

(g) Investments

Investments in subsidiaries

Investments in subsidiaries in the separate financial statements of the Company are accounted for using the cost method less impairment losses.

Investment in other debt and equity securities

Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are stated at amortised cost less any impairment losses. The difference between the acquisition cost and redemption value of such debt securities is amortised using the effective interest rate method over the period to maturity.

Debt securities and marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as available-for-sale investments. Available-for-sale investments are, subsequent to initial recognition, stated at fair value, and changes therein, other than impairment losses and foreign currency differences on available-for-sale monetary items, are recognised directly in equity. Impairment losses and foreign exchange differences are recognised in the statement of income. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the statement of income.

Equity securities which are not marketable are stated at cost less any impairment losses.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statements of income.

If the Group disposes of part of its holding of a particular investment, the deemed cost of the part sold is determined using the FIFO method applied to the carrying value of the total holding of the investment.

(h) Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leased assets

Leases in terms of which the Group substantially assumes all the risk and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

Depreciation

Depreciation is charged to the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

Buildings and building improvements	5, 20	years
Leasehold building improvements	5, 10	years
Tools and equipment (included computer software)	3, 5, 10	years
Furniture, fixtures and office equipment	2-5	years
Communication equipment for rental	3	years
Communication equipment for major corporate customer rental	Over period of rental agreement	
Vehicles	5	years

No depreciation is provided on freehold land or assets under construction.

Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) Assets under the Agreements for operation

The Agreements for operation assets

Assets under the Agreements for operation represent the cost of certain equipment and other assets which have been or have to be transferred to the grantor of the Agreements of operation and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over period of the Agreements for operation which not exceeding the remaining period of the Agreements for operation. The estimated useful lives are as follows:

Mobile phone network digital system	10	years not exceeding the remaining period of the Agreement for operation
Datanet tools and equipments	10	years not exceeding the remaining period of the Agreement for operation
Computer system under the Agreement for operation of 1800-MHz operation	5	years not exceeding the remaining period of the Agreement for operation

No depreciation is provided on advance payment and assets under construction.

(j) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group changed its accounting policy for goodwill with effect from 1 January 2008 as follows:

Acquisitions prior to 1 January 2008

Goodwill was stated at cost from the date of initial recognition and amortised over its estimated useful life of 5 years. On 1 January 2008, the Group discontinued amortisation of goodwill. The remaining balance is subject to testing for impairment, as described in note 3(l).

Acquisitions on or after 1 January 2008

Goodwill is measured at cost. Negative goodwill is recognised immediately in the statement of income.

The operation right

The operation right of a subsidiary represents the acquisition cost of certain rights and obligations to operate a mobile phone system.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives are as follows:

Software licences and software development costs	5, 10 years
The Right under the Agreement for operation	Over the period of the Agreement for operation

(k) Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of deferred charges. The estimated useful lives are as follows:

Commitment fees of long-term loans	Over the loan agreement period
Costs of long-term leases for base stations	Over the lease agreement period
Expenditures relating to the increase of power of electricity at base stations	Over the remaining period of the Agreement of operation period
Expenditures relating to the improvement project of mobile phone service network	5 years
Licence fees	10 years not exceeding the remaining period of the Agreement for operation

(l) Impairment

The carrying amounts of the Group's assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. For goodwill, the recoverable amount is estimated at each reporting date, and as and when indicators of impairment are identified.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the statement of income even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the statement of income is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of available-for-sale financial assets is calculated by reference to the fair value.

The recoverable amount of a non-financial asset is the greater of the assets' value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a financial asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. For financial assets carried at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

An impairment loss in respect of goodwill is not reversed. Impairment losses recognised in prior periods in respect of other non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(n) Trade and other accounts payable

Trade and other accounts payable are stated at cost.

(o) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the statement of income as incurred.

Share based payments

The employee share option programme allows certain of the Group's directors and employees to acquire shares of the Company under certain conditions. The proceeds received on exercise of the options, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when the options are exercised.

(p) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(q) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods. Service income is recognised as services are provided. Revenue from mobile phone and call center services are recognised when services are rendered to customers. Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Rental income

Rental income from rental equipment is recognised in the statement of income on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date of the Group's right to receive payments is established.

(r) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight-line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

Advertising cost

Advertising cost is expense in the financial period during which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	Country of incorporation / nationality	Nature of relationships
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.65% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.33% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the years ended 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Service income				
Subsidiaries	-	-	1,319	1,351
Shin Corporation and its related parties	123	163	20	19
Related party of SingTel Strategic Investments Pte Ltd.	534	651	524	637
	657	**814**	**1,863**	**2,007**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**17,874**	**28,716**
Sales of Refill on mobile (ROM)				
Subsidiaries	**-**	**-**	**21,539**	**9,371**
Interest income				
Subsidiaries	-	-	73	8
Thanachart Group	7	17	5	10
	7	**17**	**78**	**18**
Other income				
Subsidiaries	-	-	146	106
Shin Corporation and its related parties	3	9	2	1
	3	**9**	**148**	**107**
Rental and other service expenses				
Subsidiaries	-	-	5,154	4,913
Shin Corporation and its related parties	413	322	387	291
SingTel Strategic Investments Pte Ltd. and its related parties	353	408	322	366
Thanachart Group	14	39	13	35
	780	**769**	**5,876**	**5,605**
Advertising expense - net*				
Related parties of Shin Corporation	**271**	**457**	**254**	**428**
Advertising expense - gross **				
Related parties of Shin Corporation	**735**	**1,153**	**686**	**1,077**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	125	155
Related parties of Shin Corporation	194	244	192	239
	194	**244**	**317**	**394**
Commission expense				
Subsidiary	-	-	**1,192**	**1,317**
Management benefit expenses	**72**	**82**	**72**	**82**
Finance costs				
Subsidiaries	-	-	9	272
Related parties of Shin Corporation	2	-	2	-
Thanachart Group	4	3	4	3
	6	**3**	**15**	**275**
Dividend paid				
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte Ltd.	3,579	3,579	3,579	3,579
	11,540	**11,540**	**11,540**	**11,540**

Balances as at 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Trade accounts receivable				
Subsidiaries	-	-	1,857	5,283
Shin Corporation and it related parties	12	17	4	4
Related party of SingTel Strategic Investments Pte Ltd.	198	184	194	181
Total	**210**	**201**	**2,055**	**5,468**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	68	25
	-	-	68	25
Short-term loans				
Subsidiaries	-	-	2,230	465
Total	-	-	**2,298**	**490**

As at 31 December 2009, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 5.03% per annum *(2008: 5.37% per annum)*. Repayment term is at call.

Movements during the years ended 31 December 2009 and 2008 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	465	59
Increase	1,765	570
Decrease	-	(164)
At 31 December	**2,230**	**465**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	195	367
Related parties of Shin Corporation	40	22	39	18
Related party of SingTel Strategic Investments Pte Ltd.	77	76	71	69
Total	**117**	**98**	**305**	**454**
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	751	451
Related parties of Shin Corporation	212	406	192	397
Related party of SingTel Strategic Investments Pte Ltd.	28	80	28	80
	240	486	971	928
Short-term loans				
Subsidiaries	-	-	-	5,500
Total	**240**	**486**	**971**	**6,428**

As at 31 December 2009, short-term loans from subsidiaries were fully repaid *(2008: interest rate of 2.45% per annum)*.

Movements during the years ended 31 December 2009 and 2008 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	5,500	12,700
Increase	-	8,400
Decrease	(5,500)	(15,600)
At 31 December	-	**5,500**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Long-term debentures				
Subsidiary	-	-	1	-
Related party of Shin Corporation	46	-	46	-
Director of the Company and its related parties	1	1	1	1
Total	**47**	**1**	**48**	**1**

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into interconnection and national roaming agreements with Digital Phone Company Limited, a subsidiary. The suspension or termination of the agreement shall be referred to the regulations and conditions of the National Telecommunications Commission.

3) The Company has entered into a site share agreement with its subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and its subsidiaries have entered into a call center service agreement with Advanced Contact Center Co., Ltd. ("ACC"), a subsidiary. ACC will provide service and required information including resolving problem requests from the Group's customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

5) The Company has entered into an agreement with Advanced Magic Card Co., Ltd. and Advanced Mpay Co., Ltd, its subsidiaries, to provide payment service for goods/service purchased through electronic cash cards and mobile phones. The contract parties have a right to terminate the agreement by giving advance written notice of not less than 30 days.

6) The Company and its subsidiaries have entered into an international roaming service agreement with the Group of Singtel Strategic Investments Pte. Ltd., related parties. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with Thaicom Public Company Limited, a related party, for a monthly fee according to the rate and condition specified in the agreement. The agreement is valid until 21 June 2012.

8) The Group has entered into agreements with I.T. Applications and Services Company Limited, a related party, to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance written notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 26 August 2009 onward)	
	(Million units)			*(Price)*	*(Ratio)*
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	34.27	1:1.21847
31 July 2006 (Grant V)	6.99	37.68	1 : 1	31.90	1:1.18115

Movements in the number of SHIN's warrants for the years ended 31 December are as follows:

	Separate financial statements	
	2009	2008
	(million units)	
At 1 January	2.45	26.00
Exercised	-	(0.58)
Cancelled	(0.65)	(22.97)
At 31 December	**1.80**	**2.45**

For the year ended 31 December 2009, the Company's directors have not exercised warrants *(2008: Directors exercised warrants of 0.58 million units to acquire 0.65 million ordinary shares of SHIN).*

5 Cash and cash equivalents

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in million Baht)			
Cash on hand		23	10	5	8
Cash at bank – current accounts		449	278	60	89
Cash at bank – saving accounts		6,153	7,097	2,930	2,169
Highly liquid short-term investments		18,542	8,939	6,360	399
		25,167	16,324	9,355	2,665
Less Specifically-used bank deposits	6	(906)	(1,315)	-	-
Total		**24,261**	**15,009**	**9,355**	**2,665**

As at 31 December 2009, the effective interest rate on cash and cash equivalents was 0.19% - 2.75% per annum *(2008: 0.46% - 3.47% per annum).*

6 Specifically-used bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' held deposits at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 906 million *(2008: Baht 1,315 million)*. The deposits cannot be used for other purposes apart from payment made to service providers.

7 Other investments

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Current investments				
Fixed deposit at financial institutions - pledged	-	11	-	-
Fixed deposit at financial institutions	-	100	-	-
Debt securities available for sale	44	29	-	-
	44	**140**	-	-
Other long-term investments				
Fixed deposit at financial institutions - pledged	13	-	-	-
Fixed deposit at financial institutions	3,000	-	2,000	-
Debt securities available for sale	154	62	-	-
Other non marketable equity security	93	93	93	93
	3,260	**155**	**2,093**	**93**
Total	**3,304**	**295**	**2,093**	**93**

Current and other long-term investments

As at 31 December 2009, debt securities available for sale and fixed deposits with a financial institution bear interest at the effective rate of 1.63% and 2.10% per annum, respectively, *(2008: 3.92% and 3.85% per annum, respectively)*.

Other long-term investments

On 29 June and 30 October 2007, the Company invested in Bridge Mobile Pte Ltd., a joint investment of 10 mobile phone operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 2.20 million ordinary shares, totaling UDS 2.70 million (Baht 92.76 million). Total shares invested represent 10.00% of its paid-up share capital.

8 Trade accounts receivable

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in million Baht)			
Related parties	*4*	210	201	2,055	5,468
Other parties		3,618	3,838	2,433	2,517
Accrued income		2,567	2,194	2,497	2,093
		6,395	6,233	6,985	10,078
Less allowance for doubtful accounts		(622)	(443)	(574)	(399)
Total		**5,773**	**5,790**	**6,411**	**9,679**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Related parties				
Current - 3 months	205	198	1,878	5,143
Overdue 3 - 6 months	2	3	44	47
Overdue 6 - 12 months	3	-	98	96
Overdue over 12 months	-	-	35	182
	210	201	2,055	5,468
Less allowance for doubtful accounts	-	-	-	-
Net	**210**	**201**	**2,055**	**5,468**
Other parties				
Current - 3 months	5,724	5,752	4,562	4,406
Overdue 3 - 6 months	133	161	114	132
Overdue 6 - 12 months	163	65	147	62
Overdue over 12 months	165	54	107	10
	6,185	6,032	4,930	4,610
Less allowance for doubtful accounts	(622)	(443)	(574)	(399)
Net	**5,563**	**5,589**	**4,356**	**4,211**
Total	**5,773**	**5,790**	**6,411**	**9,679**

The normal credit term granted by the Group ranges from 14 days to 30 days.

9 Inventories

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Finished goods	587	1,568	-	-
Supplies and spare parts	34	14	-	-
Spare parts for mobile phone network maintenance	868	891	717	739
	1,489	2,473	717	739
Less allowance for obsolete and diminution in value of inventories	(860)	(880)	(673)	(644)
Total	**629**	**1,593**	**44**	**95**

10 Other current assets

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Prepaid expenses	1,133	1,364	1,119	1,350
Account receivables - Cash Card	46	599	-	-
Other receivables	64	376	31	49
Others	308	468	202	211
Total	**1,551**	**2,807**	**1,352**	**1,610**

11 Investments in subsidiaries

	Separate financial statements	
	2009	2008
	(in million Baht)	
At 1 January	20,223	19,457
Acquisitions	-	774
Disposal	-	(598)
Liquidation	(8)	(2)
Allowance for impairment	-	(8)
Reversal of allowance for impairment	8	600
At 31 December	**20,223**	**20,223**

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totalling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership changed from 69.99% to 99.99% upon the completion of the transaction.

	(in million Baht)
Purchase price	126
Derived net realisable value	(92)
Positive goodwill	**34**

Book value of assets and liabilities from AMP, which was taken to approximate the fair value on 23 January 2008, is summarised as follows:

	(in million Baht)
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Equipment, net	98
Intangible assets	54
Trade accounts payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realisable value	**305**
Additional holding (%)	30
Net realisable value	**92**

On 21 April 2008, Super Broadband Network Company Limited ("SBN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 300 million (3,000,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is to fund the investment in transmission network. The Company paid for the increased shares by Baht 100 per share, totalling Baht 299 million and owns 99.99% of the issued share capital.

On 13 May 2008, Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its share capital registered its dissolution with the Business Development Department, the Ministry of Commerce, on 29 November 2007. DLT has completed the process of liquidation and is dissolved as a juristic entity.

On 30 May 2008, the Company sold its 51% equity share interest of Advanced Data Network Communications Co., Ltd. ("ADC"), to Digital Phone Co., Ltd. ("DPC"), a fellow subsidiary. The selling price is based on the ADC's book value as of 29 February 2008, totalling amount of Baht 199 million. Additionally, the Group has recorded loss on write-off of goodwill in ADC amount of Baht 15 million in the consolidated financial statement.

On 18 December 2008, Advanced Wireless Network Company Limited ("AWN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 350 million (3,500,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is for future investment. The Company paid for the increased shares by Baht 100 per share, totalling Baht 349 million and holds 99.99% of the issued share capital.

The liquidation of subsidiary

On 22 July 2009, Data Network Solutions Company Limited ("DNS"), a subsidiary in which the Company owns 49.00% of its total shares had registered the dissolution of a company with the Business Development Department, the Ministry of Commerce, on 16 December 2008. DNS has completed the process of liquidation and as a result is dissolved as a juristic entity.

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment to the shareholders as follows:

Company	Date of meeting	Dividend Baht/share	Amount Million Baht
Advanced Contact Center Co., Ltd.	6 March 2009	6.25	170
Advanced Magic Card Co., Ltd.	6 March 2009	8.50	212
AIN GlobalComm Co., Ltd.	5 March 2009	550.00	1,100
Digital Phone Co., Ltd.	11 November2009	2.15	3,098

Investments by subsidiaries

On 14 October 2009, Advanced Wireless Network Company Limited ("AWN"), a subsidiary of the Company, invested in Mobile Broadband Business Company Limited ("MBB") of 1,199,997 shares consisted of preferred share by 51% and ordinary share by 49% of total share, par value of 100 Baht per share, totalling Baht 120 million. Total shares invested represented 99.99% ownership.

On 19 October 2009, Mobile Broadband Business Company Limited ("MBB"), an indirect subsidiary of the Company, invested in Advanced Mobile Broadband Company Limited ("AMB") of 999,997 ordinary shares, par value of 100 Baht per share, totalling Baht 100 million. Total shares invested represented 99.99% ownership.

Investments in subsidiaries and indirect subsidiary as at 31 December 2009 and 2008, and dividend income from those investments for the years then ended were as follows:

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(%)		*(in million Baht)*									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Datanetwork Solution Co., Ltd.	-	49.00	-	1	-	8	-	(8)	-	-	-	27
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	170	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	3,098	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	212	-
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	-	336	336	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	1,100	-
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	-	350	350	-	-
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	-	300	300	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			**16,484**	**16,485**	**26,097**	**26,105**	**(5,874)**	**(5,882)**	**20,223**	**20,223**	**4,580**	**27**

12 Property, plant and equipment

	Consolidated financial statements								
	Land	Building and building improvement	Leasehold building improvement	Computer, tools and equipment	Furniture, fixtures and office equipment	Com-munication equipment for rental	Vehicles	Assets under construction and installation	Total
					(in million Baht)				
Cost									
At 1 January 2008	1	491	861	27,467	1,979	26	238	499	31,562
Additions	-	13	49	1,661	328	3	45	542	2,641
Transfers	-	-	(2)	361	6	-	-	(125)	240
Disposals	-	-	(28)	(299)	(208)	(4)	(34)	-	(573)
At 31 December 2008 and 1 January 2009	**1**	**504**	**880**	**29,190**	**2,105**	**25**	**249**	**916**	**33,870**
Additions	-	-	49	3,684	305	-	41	(242)	3,837
Transfers	-	(20)	34	185	(183)	(3)	-	(147)	(134)
Disposals	-	-	(43)	(941)	(244)	(4)	(26)	(2)	(1,260)
At 31 December 2009	**1**	**484**	**920**	**32,118**	**1,983**	**18**	**264**	**525**	**36,313**
Accumulated depreciation									
At 1 January 2008	-	(186)	(546)	(20,625)	(1,516)	(11)	(117)	-	(23,001)
Depreciation charge for the year	-	(44)	(116)	(2,498)	(323)	(5)	(43)	-	(3,029)
Impairment charge	-	(1)	-	-	-	-	-	-	(1)
Transfers	-	-	-	(71)	-	-	-	-	(71)
Disposals	-	-	18	119	204	4	30	-	375
At 31 December 2008 and 1 January 2009	-	**(231)**	**(644)**	**(23,075)**	**(1,635)**	**(12)**	**(130)**	-	**(25,727)**
Depreciation charge for the year	-	(41)	(106)	(2,794)	(348)	(5)	(43)	-	(3,337)
Impairment charge	-	(5)	-	(323)	(4)	(4)	-	-	(336)
Transfers	-	12	(12)	(120)	140	3	-	-	23
Disposals	-	-	40	932	238	3	18	-	1,231
At 31 December 2009	-	**(265)**	**(722)**	**(25,380)**	**(1,609)**	**(15)**	**(155)**	-	**(28,146)**

	Consolidated financial statements								
	Land	Building and building improvement	Leasehold building improvement	Computer, tools and equipment	Furniture, fixtures and office equipment	Com-munication equipment for rental	Vehicles	Assets under construction and installation	Total
					(in million Baht)				
Net book value									
Owned assets	1	273	236	6,104	470	7	78	916	8,085
Assets under finance leases	-	-	-	11	-	6	41	-	58
Total at 31 December 2008	**1**	**273**	**236**	**6,115**	**470**	**13**	**119**	**916**	**8,143**
Owned assets	1	219	198	6,738	374	3	50	525	8,108
Assets under finance leases	-	-	-	-	-	-	59	-	59
Total at 31 December 2009	**1**	**219**	**198**	**6,738**	**374**	**3**	**109**	**525**	**8,167**

The gross amount of the Group's fully depreciated plant and equipment that was still in use as at 31 December 2009 amounted to Baht 23,486 million *(2008: Baht 21,422 million).*

During 2009, the Group reviewed the carrying amount of computer, tool and equipment, assets under the Agreement for operation and deferred expenses of service rendering data leased-line with DATAKIT VIRTUAL CIRCUIT by comparing net book value as at 31 December 2009 with the recoverable net present value of future cash generation assuming that these assets are in operation for 5 years based on value-in-use calculation.

As a result of the review, the Group recorded an impairment loss of computer, tool and equipment, assets under the Agreement for operation and deferred expenses totalling Baht 561 million in the 2009 consolidated statement of income and the 2009 statement of income of a subsidiary.

	Separate financial statements						
	Building and building improvement	Leasehold building improvement	Computer, tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
				(in million Baht)			
Cost							
At 1 January 2008	402	818	26,704	1,433	220	255	29,832
Additions	8	34	1,260	306	43	101	1,752
Transfers	-	-	352	1	-	(152)	201
Disposals	-	-	(294)	(179)	(35)	-	(508)
At 31 December 2008 and 1 January 2009	**410**	**852**	**28,022**	**1,561**	**228**	**204**	**31,277**
Additions	-	45	1,410	300	39	32	1,826
Transfers	-	-	(210)	210	-	(115)	(115)
Disposals	-	(39)	(531)	(212)	(23)	(2)	(807)
At 31 December 2009	**410**	**858**	**28,691**	**1,859**	**244**	**119**	**32,181**
Accumulated depreciation							
At 1 January 2008	(175)	(530)	(20,360)	(1,039)	(109)	-	(22,213)
Depreciation charge for the year	(38)	(109)	(2,378)	(294)	(39)	-	(2,858)
Transfers	-	-	(70)	-	-	-	(70)
Disposals	-	-	112	172	28	-	312
At 31 December 2008 and 1 January 2009	**(213)**	**(639)**	**(22,696)**	**(1,161)**	**(120)**	-	**(24,829)**
Depreciation charge for the year	(37)	(97)	(2,464)	(330)	(40)	-	(2,968)
Transfers	-	-	242	(225)	-	-	17
Disposals	-	39	525	204	17	-	785
At 31 December 2009	**(250)**	**(697)**	**(24,393)**	**(1,512)**	**(143)**	-	**(26,995)**

	Separate financial statements						
	Building and building improvement	Leasehold building improvement	Computer, tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
				(in million Baht)			
Net book value							
Owned assets	197	213	5,320	400	72	204	6,406
Assets under finance leases	-	-	6	-	36	-	42
Total at 31 December 2008	**197**	**213**	**5,326**	**400**	**108**	**204**	**6,448**
Owned assets	160	161	4,298	347	46	119	5,131
Assets under finance leases	-	-	-	-	55	-	55
Total at 31 December 2009	**160**	**161**	**4,298**	**347**	**101**	**119**	**5,186**

The gross amount of the Company's fully depreciated plant and equipment that was still in use as at 31 December 2009 amounted to Baht 22,659 million *(2008: Baht 20,969 million).*

13 Assets under the Agreements for operation

	Consolidated financial statements				
	Cost of mobile phone networks	Cost of datanet tools and equipment	Advance payment and assets under construction of mobile phone networks	Advance payment and assets under construction of datanet tools and equipment	Total
			(in million Baht)		
Cost					
At 1 January 2008	171,972	1,536	2,468	2	175,978
Additions	10,813	3	(1,111)	-	9,705
Transfers	(238)	(1)	-	(2)	(241)
Disposals	(1,293)	-	-	-	(1,293)
At 31 December 2008 and 1 January 2009	**181,254**	**1,538**	**1,357**	-	**184,149**
Additions	5,789	-	(1,068)	-	4,721
At 31 December 2009	**187,043**	**1,538**	**289**	-	**188,870**
Accumulated amortisation					
At 1 January 2008	(96,309)	(1,142)	-	-	(97,451)
Amortisation charge for the year	(14,911)	(102)	-	-	(15,013)
Transfers	71	-	-	-	71
Disposals	1,289	-	-	-	1,289
At 31 December 2008 and 1 January 2009	**(109,860)**	**(1,244)**	-	-	**(111,104)**
Amortisation charge for the year	(15,925)	(91)	-	-	(16,016)
Impairment charge	-	(203)	-	-	(203)
At 31 December 2009	**(125,785)**	**(1,538)**	-	-	**(127,323)**
Net book value					
At 31 December 2008	**71,394**	**294**	**1,357**	-	**73,045**
At 31 December 2009	**61,258**	-	**289**	-	**61,547**

The gross amount of the Group's fully amortised assets under the Agreements for operation that was still in use as at 31 December 2009 amounted to Baht 27,054 million *(2008: Baht 21,190 million).*

	Separate financial statements		
	Cost of mobile phone networks	Advance payment and assets under construction of mobile phone networks	Total
		(in million Baht)	
Cost			
At 1 January 2008	157,483	2,468	159,951
Additions	10,650	(1,111)	9,539
Transfers	(238)	-	(238)
Disposals	(1)	-	(1)
At 31 December 2008 and 1 January 2009	**167,894**	**1,357**	**169,251**
Additions	5,788	(1,068)	4,720
At 31 December 2009	**173,682**	**289**	**173,971**
Accumulated amortisation			
At 1 January 2008	(86,506)	-	(86,506)
Amortisation charge for the year	(13,731)	-	(13,731)
Transfers	71	-	71
At 31 December 2008 and 1 January 2009	**(100,166)**	-	**(100,166)**
Amortisation charge for the year	(14,754)	-	(14,754)
At 31 December 2009	**(114,920)**	-	**(114,920)**
Net book value			
At 31 December 2008	**67,728**	**1,357**	**69,085**
At 31 December 2009	**58,762**	**289**	**59,051**

The gross amount of the Company's fully amortised assets under the Agreement for operation that was still in use as at 31 December 2009 amounted to Baht 23,177 million *(2008: Baht 18,962 million)*.

14 Intangible assets

	Consolidated financial statements			
	Goodwill	Operation right	Software licences	Total
		(in million Baht)		
Cost				
At 1 January 2008	14,399	6,993	3,959	25,351
Additions	35	-	241	276
Transfers	-	-	39	39
Disposals	(82)	-	-	(82)
At 31 December 2008 and 1 January 2009	**14,352**	**6,993**	**4,239**	**25,584**
Additions	-	-	313	313
Transfers	-	-	126	126
Disposals	-	-	(6)	(6)
At 31 December 2009	**14,352**	**6,993**	**4,672**	**26,017**
Accumulated amortisation				
At 1 January 2008	(7,729)	(4,397)	(2,632)	(14,758)
Amortisation charge for the year	-	(455)	(347)	(802)
Impairment charge	(3,553)	-	-	(3,553)
Disposals	67	-	-	67
At 31 December 2008 and 1 January 2009	**(11,215)**	**(4,852)**	**(2,979)**	**(19,046)**
Amortisation charge for the year	-	(454)	(213)	(667)
Transfers	-	-	(23)	(23)
Disposals	-	-	5	5
At 31 December 2009	**(11,215)**	**(5,306)**	**(3,210)**	**(19,731)**
Net book value				
At 31 December 2008	**3,137**	**2,141**	**1,260**	**6,538**
At 31 December 2009	**3,137**	**1,687**	**1,462**	**6,286**

The Group reviewed the carrying amount of goodwill in respect of the Digital PCN 1800 Mobile phone system operation by comparing net book value as at 31 December 2008 with the recoverable net present value of future cash generation assuming that the Agreement for operation expires on 15 September 2013 based on value-in-use calculation.

As a result of the review, the Group recorded a loss from goodwill impairment of Baht 3,553 million in the 2008 consolidated statement of income.

	Separate financial statements Software licences *(in million Baht)*
Cost	
At 1 January 2008	3,778
Additions	186
Transfers	36
At 31 December 2008 and 1 January 2009	**4,000**
Additions	296
Transfers	106
Disposals	(4)
At 31 December 2009	**4,398**
Accumulated amortisation	
At 1 January 2008	(2,605)
Amortisation charge for the year	(326)
At 31 December 2008 and 1 January 2009	**(2,931)**
Amortisation charge for the year	(186)
Transfers	(16)
Disposals	3
At 31 December 2009	**(3,130)**
Net book value	
At 31 December 2008	**1,069**
At 31 December 2009	**1,268**

15 Deferred tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Deferred tax assets	10,328	10,424	9,417	9,496
Deferred tax liabilities	(277)	(349)	(232)	(292)
Net	**10,051**	**10,075**	**9,185**	**9,204**

Movements in deferred tax assets and liabilities during the year were as follows:

	Consolidated financial statements				
	At 1 January 2008	Charged/ (credited) to Statement of income *(note 28)*	**At 31 December 2008**	Charged/ (credited) to Statement of income *(note 28)*	**At 31 December 2009**
	(in million Baht)				
Deferred tax assets					
Accounts receivable					
(doubtful accounts)	129	(2)	127	56	183
Inventories					
(provision for decline in value)	242	26	268	(10)	258
Assets under the Agreement for operation					
(amortisation difference)	8,652	112	8,764	101	8,865
Unearned income – mobile phone service					
(income recognised difference)	1,331	(151)	1,180	(250)	930
Others	78	7	85	7	92
Total	**10,432**	**(8)**	**10,424**	**(96)**	**10,328**
Deferred tax liabilities					
Prepaid expense under the Agreement for operation and excise tax					
(expense recognised difference)	(302)	34	(268)	58	(210)
Accelerated tax					
(amortisation difference)	(67)	10	(57)	3	(54)
Others	(32)	8	(24)	11	(13)
Total	**(401)**	**52**	**(349)**	**72**	**(277)**
Net	**10,031**	**44**	**10,075**	**(24)**	**10,051**

	Separate financial statements				
	At 1 January 2008	Charged/ (credited) to Statement of income *(note 28)*	**At 31 December 2008**	Charged/ (credited) to Statement of income *(note 28)*	**At 31 December 2009**
			(in million Baht)		
Deferred tax assets					
Accounts receivable *(doubtful accounts)*	120	(3)	117	51	168
Inventories *(provision for decline in value)*	178	18	196	6	202
Assets under the Agreement for operation *(amortisation difference)*	7,764	163	7,927	103	8,030
Unearned income – mobile phone service *(income recognised difference)*	1,331	(151)	1,180	(250)	930
Others	69	7	76	11	87
Total	**9,462**	**34**	**9,496**	**(79)**	**9,417**
Deferred tax liabilities					
Prepaid expense under the Agreement for operation and excise tax *(expense recognised difference)*	(302)	34	(268)	58	(210)
Others	(32)	8	(24)	2	(22)
Total	**(334)**	**42**	**(292)**	**60**	**(232)**
Net	**9,128**	**76**	**9,204**	**(19)**	**9,185**

16 Other non-current assets

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in million Baht)		
Deferred charges, net	400	434	385	420
Others	278	310	249	240
Total	**678**	**744**	**634**	**660**

17 Interest-bearing borrowings

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Current				
Current portion of long-term borrowings, net	476	397	476	397
Current portion of long-term debentures, net	-	6,621	-	6,621
Current portion of finance lease liabilities	22	19	18	15
	498	7,037	494	7,033
Non-current				
Long-term borrowings, net	17,096	17,744	17,096	17,744
Long-term debentures, net	19,474	11,989	19,474	11,989
Finance lease liabilities	50	42	47	34
	36,620	29,775	36,617	29,767
Total	**37,118**	**36,812**	**37,111**	**36,800**

The periods to maturity of interest-bearing borrowings, excluding finance lease liabilities, as at 31 December were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Within one year	476	7,018	476	7,018
After one year but within five years	34,902	25,492	34,902	25,492
After five years	1,668	4,241	1,668	4,241
Total	**37,046**	**36,751**	**37,046**	**36,751**

Long-term borrowings

As at 31 December 2009, the details of long-term loans under syndicate and export credit agency (ECA) agreement with credit facilities in amount of JPY 30,568.20 million and USD 210.66 million, respectively, are summarised as follows:

Credit facilities (Million)	Interest rate (per annum)	Term of interest Payment	Principal payment term	31 December 2009	31 December 2008
				(Million Baht)	
JPY 30,568.20	JPY LIBOR plus margin	Monthly*	Entirely redeemed on 20 November 2011	11,176	11,916
USD 70.00	LIBOR plus margin	Semi-annual	Entirely redeemed on 9 November 2014	2,346	2,456
USD 140.66	LIBOR plus margin	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018	4,050	3,769
Total				**17,572**	**18,141**

*Term of interest payment is changed from semi-annual to monthly payment since 20 November 2009.

Long-term debentures

As at 31 December 2009 and 2008, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows:

Issue date	No. of units (Million)	Amount (Million Baht)	Interest rate (per annum)	Term of interest payment	Principal payment term	31 December 2009	31 December 2008
						(in million Baht)	
21 March 2002	2.50	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	-	2,450
21 March 2002	4.50	4,500	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty-four month after the issuing date until 21 March 2009	-	750
7 September 2006	3.43	3,427	5.80%	Semi-annual	Entirely redeemed on 7 September 2009	-	3,427
7 September 2006	4.00	4,000	5.90%	Semi-annual	Entirely redeemed on 7 September 2011	4,000	4,000
7 September 2006	4.00	4,000	6.00%	Semi-annual	Entirely redeemed on 7 September 2013	4,000	4,000
30 April 2008	4.00	4,000	4.00% for the first two year and 4.90% for the last three years	Quarterly	Entirely redeemed on 30 April 2013	4,000	4,000
23 January 2009	5.00	5,000	4.00% for the first 2.5 year and 5.00% for the last year	Quarterly	Entirely redeemed on 23 July 2012	5,000	-
23 January 2009	2.50	2,500	4.00% for the first two year, 5.00% for the third and fourth year and 6.00% for the last years	Quarterly	Entirely redeemed on 23 January 2014	2,500	-
Total debentures						19,500	18,627
Less bond issuing cost balance at 31 December						(26)	(17)
Net						**19,474**	**18,610**

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the 2003 statement of income.

Under the terms and conditions of the long-term borrowings and debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

As at 31 December 2009, the Group and the Company had unutilised credit facilities totaling Baht 10,000 million and Baht 6,000 million, respectively, *(2008: the Group and the Company had USD 29 million).*

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 December are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values*	
	2009	2008	2009	2008
	(in million Baht)			
Long-term debentures	**19,500**	**18,627**	**20,494**	**19,207**

* Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the reporting date.

Movement during the years ended 31 December of borrowing was as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	36,812	29,966	36,800	29,948
Additions	8,574	9,049	8,573	9,045
Bond issuing cost	(19)	(9)	(19)	(9)
Repayments	(7,200)	(5,161)	(7,194)	(5,151)
Unrealised loss (gain) on foreign exchange	(1,059)	2,952	(1,059)	2,952
Amortisation of bond issuing cost	10	7	10	7
Amortisation of discounted bill of exchange	-	8	-	8
At 31 December	**37,118**	**36,812**	**37,111**	**36,800**

The effective weighted interest rates as at 31 December were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(% per annum)			
Long-term borrowings	4.48	4.63	4.48	4.63
Long-term debentures	5.07	5.61	5.07	5.61
Finance lease liabilities	9.28	10.20	9.20	10.21

18 Trade accounts payable

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in million Baht)			
Related parties	*4*	117	98	305	454
Other parties		2,612	4,165	1,797	3,210
Total		**2,729**	**4,263**	**2,102**	**3,664**

19 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Accrued bonus	754	777	659	686
Accrued interest expense	319	373	319	373
Accrued commission	136	109	123	101
Value added tax payable	114	-	413	223
Other payables	1,541	887	1,534	880
Withholding tax payable	274	306	129	183
Others	773	651	465	460
Total	**3,911**	**3,103**	**3,642**	**2,906**

20 Share capital

	Par value per share *(in Baht)*	2009		2008	
		Number	Baht	Number	Baht
		(million share / million Baht)			
Authorised					
At 1 January					
- ordinary shares	1	4,997	4,997	4,997	4,997
At 31 December					
- ordinary shares	1	**4,997**	**4,997**	**4,997**	**4,997**
Issued and fully paid					
At 1 January					
- ordinary shares	1	2,962	2,962	2,958	2,958
Increase of new shares	1	3	3	4	4
At 31 December					
- ordinary shares	1	**2,965**	**2,965**	**2,962**	**2,962**

During the year ended 31 December 2009, the Company registered the increase in share capital with the Ministry of Commerce for 3.70 million ordinary shares from the exercise of 3.20 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 3.70 million and Baht 293 million, respectively.

As at 31 December 2009, the total issued number of ordinary shares is 2,965 million shares *(2008: 2,962 million shares)* with a par value of Baht 1 per share *(2008: Baht 1 per share)*. All issued shares are fully paid.

During the year ended 31 December 2008, the Company registered the increase in share capital with the Ministry of Commerce for 3.62 million ordinary shares from the exercise of 3.26 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 4 million and Baht 294 million, respectively.

21 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	**30 May 2003 (Grant II)**	**31 May 2004 (Grant III)**	**31 May 2005 (Grant IV)**	**31 May 2006 (Grant V)**
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989
Eleventh adjustment to exercise price per unit and ratio (effective from 22 August 2008 onwards)				
- Price	-	79.65	93.73	82.96
- Ratio	-	1 : 1.15247	1 : 1.13801	1 : 1.10259
Twelfth adjustment to exercise price per unit and ratio (effective from 16 April 2009 onwards)				
- Price	-	77.20	90.85	80.41
- Ratio	-	1 : 1.18897	1 : 1.17405	1 : 1.13751
Thirteenth adjustment to exercise price per unit and ratio (effective from 25 August 2009 onwards)				
- Price	-	-	89.29	79.03
- Ratio	-	-	1 : 1.19474	1 : 1.15737

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

Eleventh adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 13 August 2008, the shareholders passed a resolution to approve the eleventh adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 80.57 per unit to Baht 79.65 per unit, from Baht 94.82 per unit to Baht 93.73 per unit and from Baht 83.92 per unit to Baht 82.96 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13920 to 1 : 1.15247 for grant III, from 1 : 1.12490 to 1 : 1.13801 for grant IV and from 1 : 1.08989 to 1 : 1.10259 for grant V. The new exercise price and exercise ratio were effective from 22 August 2008 onwards.

Twelfth adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 8 April 2009, the shareholders passed a resolution to approve the twelfth adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 79.65 per unit to Baht 77.20 per unit, from Baht 93.73 per unit to Baht 90.85 per unit and from Baht 82.96 per unit to Baht 80.41 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.15247 to 1 : 1.18897 for grant III, from 1 : 1.13801 to 1 : 1.17405 for grant IV and from 1 : 1.10259 to 1 : 1.13751 for grant V. The new exercise price and exercise ratio were effective from 16 April 2009 onwards.

Thirteenth adjustment to exercise price and exercise ratio of warrant grant IV and grant V

At the Board of Directors' meeting held on 13 August 2009, the shareholders passed a resolution to approve the thirteenth adjustment of the exercise price of warrants grant IV and grant V from Baht 90.85 per unit to Baht 89.29 per unit and from Baht 80.41 per unit to Baht 79.03 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.17405 to 1 : 1.19454 for grant IV and from 1 : 1.13751 to 1 : 1.15737 for grant V. The new exercise price and exercise ratio were effective from 25 August 2009 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors	Employees *(in million units)*	Total
At 1 January 2008	6.47	19.87	26.34
Exercised	(0.33)	(2.73)	(3.06)
Cancelled	-	(0.31)	(0.31)
At 31 December 2008 and 1 January 2009	**6.14**	**16.83**	**22.97**
Exercised	(0.31)	(2.90)	(3.21)
Cancelled	(0.58)	(3.46)	(4.04)
At 31 December 2009	**5.25**	**10.47**	**15.72**

Exercised warrants

During the year ended 31 December 2009, warrant 0.31 million units and 2.90 million units were exercised by the Company's directors and employees, respectively, *(2008: 0.33 million units and 2.73 million units, respectively)*. The exercises of 3.21 million warrants during the year ended 31 December 2009 *(2008: 3.06 million warrants)*, increased paid-up share capital and premium on share capital by Baht 3.70 million and Baht 293 million, respectively *(2008: Baht 4 million and Baht 294 million, respectively)*.

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

22 Additional paid-in capital and reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

23 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Business segment results

	Consolidated financial statements For the years ended 31 December							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	(in million Baht)							
Revenues from services and equipment rentals	95,146	98,739	33	53	633	794	95,812	99,586
Revenue from sales	-	-	6,639	11,205	1	-	6,640	11,205
Other operating income	654	2,454	33	45	-	65	687	2,564
Total revenues	**95,800**	**101,193**	**6,705**	**11,303**	**634**	**859**	**103,139**	**113,355**
Cost of sales, services and equipment rentals	(59,746)	(60,986)	(6,233)	(10,576)	(337)	(477)	(66,316)	(72,039)
Selling and administrative expenses	(9,608)	(10,435)	(366)	(575)	(159)	(201)	(10,133)	(11,211)
Impairment losses of assets	-	(3,553)	-	-	(561)	-	(561)	(3,553)
Total expenses	**(69,354)**	**(74,974)**	**(6,599)**	**(11,151)**	**(1,057)**	**(678)**	**(77,010)**	**(86,803)**
Profit (loss) before finance costs and income tax expenses	**26,446**	**26,219**	**106**	**152**	**(423)**	**181**	**26,129**	**26,552**
Finance costs	(1,919)	(1,703)	(2)	(3)	-	(1)	(1,921)	(1,707)
Income tax expense	(7,239)	(8,189)	(180)	(192)	-	-	(7,419)	(8,381)
Profit (loss) for the year	**17,288**	**16,327**	**(76)**	**(43)**	**(423)**	**180**	**16,789**	**16,464**

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the financial statements
For the years ended 31 December 2009 and 2008

Business segment financial position

	Consolidated financial statements For the years ended 31 December							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	(in million Baht)							
Current assets	30,373	21,094	3,035	5,600	163	202	33,571	26,896
Non-current assets	91,273	100,240	135	164	47	781	91,455	101,185
Total assets	**121,646**	**121,334**	**3,170**	**5,764**	**210**	**983**	**125,026**	**128,081**
Current liabilities	16,196	24,338	274	366	113	156	16,583	24,860
Non-current liabilities	36,620	29,771	-	-	12	15	36,632	29,786
Total liabilities	**52,816**	**54,109**	**274**	**366**	**125**	**171**	**53,215**	**54,646**
Capital expenditure	8,549	12,294	6	21	2	31	8,557	12,346
Depreciation	3,237	2,923	18	17	82	89	3,337	3,029
Amortisation	16,666	15,783	5	3	103	115	16,774	15,901
Gain on disposal of assets	7	58	1	-	-	12	8	70

24 Other operating income

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Interest income	344	404	168	140
Bad debt recovery	107	149	104	144
Management income	-	-	98	94
Income from settlement of a operation right payable*	-	1,739	-	-
Others	236	272	223	180
Total	**687**	**2,564**	**593**	**558**

*On 30 May 2008, Digital Phone Company Limited ("DPC") and Total Access Communication Public Company Limited ("DTAC") agreed to suspend a dispute under the Unwind Agreement. DPC agreed to pay Baht 3,000 million to DTAC that had previously been provided at Baht 4,739 million. The amount overprovided of Baht 1,739 million was recognised as other income in the 2008 separate financial statements of DPC and 2008 consolidated financial statements of the Company.

25 Expenses by nature

The significant expenses by nature have been charged in cost of rendering of services and equipment rentals, cost of sale of goods and selling and administrative expenses can be classified as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Depreciation on plant and equipment (Note 12)	3,337	3,029	2,968	2,858
Amortisation of assets under Agreement for operation (Note 13)	16,016	15,013	14,754	13,731
Amortisation of intangible assets (Note 14)	667	802	186	326
Amortisation of other assets (Note 16)	91	86	76	64
Loss on obsolete spare parts for mobile phone network maintenance	43	51	30	51
Doubtful accounts and bad debts	784	530	826	550
Marketing expenses	2,695	3,252	2,599	3,085
Personnel expense	4,396	4,641	3,176	3,398

26 Provident Fund

The defined contribution plans comprise provident funds established by the Group for its employees. Membership to the funds is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident funds are registered with the Ministry of Finance as juristic entities and are managed by a licensed Fund Manager.

27 Finance costs

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in million Baht)			
Finance cost paid and payable to:					
Related parties	4	6	3	15	275
Financial institutions		1,915	1,704	1,907	1,699
Total		**1,921**	**1,707**	**1,922**	**1,974**

28 Income tax expense

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in million Baht)			
Current tax expense					
Current year		7,387	8,458	6,461	6,795
Under/(Over) provided in prior years		8	(33)	6	(21)
		7,395	8,425	6,467	6,774
Deferred tax expense	15				
Movements in temporary differences		24	(44)	19	(76)
		24	(44)	19	(76)
Total		**7,419**	**8,381**	**6,486**	**6,698**

Reconciliation of effective tax rate	Consolidated financial statements			
	2009		2008	
	Rate (%)	*(in million Baht)*	*Rate (%)*	*(in million Baht)*
Profit before tax		24,208		24,846
Income tax using the Thai corporation tax rate	30	7,262	30	7,454
Income tax reduction		(15)		(15)
Adjustment for tax purpose		240		(147)
Effect from elimination with subsidiaries		(68)		1,117
Utilisation of previously unrecognised tax losses		-		(28)
Total	**31**	**7,419**	**34**	**8,381**

Reconciliation of effective tax rate	**Separate financial statements**			
	2009		**2008**	
	Rate (%)	*(in million Baht)*	*Rate (%)*	*(in million Baht)*
Profit before tax		26,146		22,944
Income tax using the Thai corporation tax rate	30	7,844	30	6,883
Income tax reduction		(15)		(15)
Dividend income not subject to tax		(1,374)		(8)
Adjustment for tax purpose		31		(162)
Total	**25**	**6,486**	**29**	**6,698**

Royal Decree No. 387 B.E. 2544 dated 5 September 2001 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the five consecutive accounting periods beginning on or after enactment. Listed companies that received income tax reduction under this Royal Decree are also eligible to continue the period of tax reduction under Royal Decree No. 475 but not beyond the 2010 accounting period ending on or after 31 December 2010.

Royal Decree No. 475 B.E. 2551 dated 6 August 2008 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the three consecutive accounting periods beginning on or after 1 January 2008.

29 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the years ended 31 December 2009 and 2008 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit for the year attributable to equity holders of the Company (basic)	**17,055**	**16,409**	**19,661**	**16,246**
Number of ordinary shares outstanding at 1 January	2,962	2,958	2,962	2,958
Effect of shares issued during January to August	1	3	1	3
Weighted average number of ordinary shares outstanding (basic)	**2,963**	**2,961**	**2,963**	**2,961**
Earnings per share (basic) ***(in Baht)***	**5.76**	**5.54**	**6.64**	**5.49**

Diluted earnings per share

The calculation of diluted earnings per share for the years ended 31 December 2009 and 2008 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit for the year attributable to equity holders of the Company (basic)	17,055	16,409	19,661	16,246
Profit attributable to equity holders of the Company (diluted)	**17,055**	**16,409**	**19,661**	**16,246**
Weighted average number of ordinary shares outstanding (basic)	2,963	2,961	2,963	2,961
Weighted average number of ordinary shares outstanding (diluted)	**2,963**	**2,961**	**2,963**	**2,961**
Earnings per share (diluted) ***(in Baht)***	**5.76**	**5.54**	**6.64**	**5.49**

30 Dividends

At the annual general meeting of the Company's shareholders held on 8 April 2009, the shareholders approved the appropriation of dividend of Baht 3.30 per share, amounting to Baht 9,774 million. The dividend was paid to the shareholders on 4 May 2009.

At the board of directors' meeting of the Company on 13 August 2009, the board of directors approved to declare an interim dividend for 2,963 million shares of Baht 3 per share, amounting to Baht 8,889 million. The dividend was paid to the shareholders on 10 September 2009.

At the annual general meeting of the Company's shareholders held on 10 April 2008, the shareholders approved the appropriation of dividend of Baht 3.30 per share, amounting to Baht 9,770 million. The dividend was paid to the shareholders on 8 May 2008.

At the board of directors' meeting of the Company on 13 August 2008, the board of directors approved the appropriation of interim dividend of Baht 3.00 per share, amounting to Baht 8,883 million. The dividend was paid to the shareholders on 10 September 2008.

31 Financial instruments

Financial risk management policies

The Group is exposed to normal business risks from changes in market interest rates and currency exchange rates and from non-performance of contractual obligations by counterparties. The Group does not hold or issue derivative financial instruments for speculative or trading purposes.

Risk management is integral to the whole business of the Group. The Group has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Group's risk management process to ensure that an appropriate balance between risk and control is achieved.

Interest rate risk

Interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows because some of debt securities and loan interest rate are floating interest rate. The Group is primarily exposed to interest rate risk from its borrowings (Note 17). The Group mitigates this risk by ensuring that the majority of its debt securities and borrowings are at fixed interest rate and uses derivative financial instruments, principally interest rate swaps, to manage exposure to fluctuations in interest rates on specific debt securities and borrowings.

Foreign currency risk

The Group is exposed to foreign currency risk relating to expense and borrowings which are denominated in foreign currencies. The Group primarily utilises forward exchange contracts with maturities of less than one year to hedge such financial liabilities denominated in foreign currencies and swap and forward contracts to hedge long-term borrowings denominated in foreign currencies. The forward exchange contracts entered into at the reporting date also related to borrowings, denominated in foreign currencies, for the subsequent period.

At 31 December, the Group and the Company were exposed to foreign currency risk in respect of financial assets and liabilities denominated in the following currencies:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Assets				
United States Dollars	384	569	364	558
Euro Dollars	246	472	246	472
	630	1,041	610	1,030
Liabilities				
United States Dollars	(6,823)	(6,762)	(6,645)	(6,553)
Japan Yen	(11,193)	(11,993)	(11,177)	(11,930)
Singapore Dollars	-	(46)	-	(46)
Euro Dollars	(10)	(48)	(4)	(20)
	(18,026)	(18,849)	(17,826)	(18,549)
Gross balance sheet exposure				
Currency swaps	15,024	14,492	15,024	14,492
Currency forwards	1,101	1,160	1,101	1,160
Net exposure	**(1,271)**	**(2,156)**	**(1,091)**	**(1,867)**

As at 31 December 2009 and 2008, swap and forward receivables (payables), net as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Swap contracts				
Swap contracts receivable	16,532	16,994	16,532	16,994
Swap contracts payable**	(15,024)	(14,492)	(15,024)	(14,492)
Total swap contracts receivable (payable)	1,508	2,502	1,508	2,502
Less Current portion of swap contracts receivable presented under other current assets	14	(5)	14	(5)
Total swap contracts receivable (payable), net	**1,522**	**2,497**	**1,522**	**2,497**
Forward contracts				
Forward contracts receivable	1,040	1,147	1,040	1,147
Forward contracts payable**	(1,101)	(1,160)	(1,101)	(1,160)
Total forward contracts receivable (payable)	(61)	(13)	(61)	(13)
Less Current portion of forward contracts payable presented under other current liabilities	3	-	3	-
Total forward contracts receivable (payable), net	**(58)**	**(13)**	**(58)**	**(13)**
Total swap and forward contracts receivable (payable), net	**1,464**	**2,484**	**1,464**	**2,484**

The nominal amounts and fair values of swap and forward contracts as at 31 December 2009 and 2008 are as follows:

	Consolidated and separate financial statements			
	Nominal amounts**		Fair values*	
	2009	2008	2009	2008
	(in million Baht)			
Swap contracts	15,024	14,492	15,828	16,056
Forward contracts	1,101	1,160	1,070	1,150
Total	**16,125**	**15,652**	**16,898**	**17,206**

*The fair value of swap and forward contracts is the adjusted value of the original contracts which the Company entered with the commercial banks with the market price on the reporting date in order to reflect the current value of the contracts.

**The nominal amount of swap and forward contracts is the value of the original contracts which the Company entered with the commercial banks and must be repaid at the maturity date.

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or a counter party to settle its financial and contractual obligations to the Group as and when they fall due.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the reporting date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the reporting date. However, due to the large number of parties comprising the Group's customer base, Management does not anticipate material losses from its debt collection.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair value is disclosed in the notes specific to that asset or liability.

The Group uses the following methods and assumptions in estimating the fair value of financial instruments:

- The fair value of accounts receivable and accounts payable – trade and others is taken to approximate the carrying value.
- The fair values of investments in equity and debt securities, which are held-to-maturity, are taken to approximate the carrying value.
- The fair value of loans to and loans from related is taken to approximate the carrying value because most of these financial instruments bear interest at market rates.
- The fair value of long-term borrowings is taken to approximate the carrying value because most of these financial instruments bear interest at market rate.

32 Commitments with non-related parties

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million)		
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	885	2,101	846	2,096
US Dollars	11	23	11	22
Japanese Yen	31	174	31	174
Euro	-	1	-	1
Property and equipment				
Thai Baht	848	1,238	260	406
US Dollars	10	19	3	7
Japanese Yen	79	486	-	-
Euro	-	2	-	-
Service maintenance agreements				
Thai Baht	934	1,156	867	1,087
US Dollars	10	5	9	3
Japanese Yen	14	31	14	31

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Non-cancellable operating lease commitments				
Within one year	1,167	1,209	1,083	1,065
After one year but within five years	1,184	1,877	1,128	1,798
After five years	2	7	2	7
Total	**2,353**	**3,093**	**2,213**	**2,870**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Other commitments				
Used letters of credit for goods and supplies	3	112	-	-
Forward and swap contracts	16,125	15,652	16,125	15,652
Bank guarantees:				
- The Agreements for operation	7,503	5,397	5,547	4,087
- Others	432	362	339	281
Total	**24,063**	**21,523**	**22,011**	**20,020**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 year to 15 years with options to renew.

33 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

34 Significant events

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on

Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the

Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, the Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit the Company and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of the Company have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with the Company have not infringed the right of CAT as well.

However, the Court has allowed CAT to appeal the said judgment within 16 February 2010.

35 Events after the reporting period

New investments in subsidiaries

On 8 January 2010, the Company invested in Fax Lite Company Limited ("FAX LITE") of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate in acquiring and/or renting land, building, and related facilities to telecommunication business.

On 8 January 2010, the Company invested in i Zone Company Limited ("i Zone") of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate IT, and content aggregator businesses.

Proposed dividend payment

At the Board of Directors' Meeting held on 12 February 2010, the Board passed a resolution proposing to the 2009 annual general shareholders' meeting the payment of dividends for the year 2009, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 10 September 2009. In addition, the Board also passed a resolution to propose a special dividend at the rate of Baht 5.00 per share. The proposed dividends shall be approved by the shareholders.

Proposed dividend payment of subsidiaries

At the Board of Directors' meeting of the subsidiaries, passed resolutions to approve the dividend payment which must be approved by the shareholders as follows:

Company	Date of meeting	Dividend Baht/share	Amount Million Baht
Advanced Contact Center Co., Ltd.	9 February 2010	6.25	170
Advanced Magic Card Co., Ltd.	9 February 2010	7.50	188
AIN GolobalComm Co., Ltd.	9 February 2010	430.00	860

Warrants granted to directors and employees – exercised

In January 2010, a total of 0.02 million units of the Company's warrants were exercised at Baht 79.03 each. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2010.

As a result of these transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,965 million to Baht 2,966 million, and from Baht 21,838 million to Baht 21,839 million, respectively.

36 Thai Accounting Standards (TAS) not yet adopted

The Group has not adopted the following revised TAS that has been issued as of the reporting date but is not yet effective. The revised TAS is anticipated to become effective for annual financial periods beginning on or after 1 January in the year indicated.

TAS	Topic	Year effective
TAS 24 (revised 2009)	Related party Disclosures (formerly TAS 47)	2011

Management is presently considering the potential impact of adopting and initial application of this revised TAS on the consolidated and separate financial statement.

37 Reclassification of accounts

Certain accounts in the 2008 financial statements have been reclassified to conform to the presentation in the 2009 financial statements as follows:

	2008					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
	(in million Baht)					
Balance sheet						
Cash and cash equivalents	16,301	(1,292)	15,009	-	-	-
Specifically-designated bank deposits	-	1,315	1,315	-	-	-
Current investments	226	(86)	140	-	-	-
Other long-term investments	93	63	156	-	-	-
		-			-	
Statement of income						
Selling and administration expenses	11,205	(11,205)	-	11,000	(11,000)	-
Director's remuneration	13	(13)	-	13	(13)	-
Interest expense	1,625	(1,625)	-	1,897	(1,897)	-
Selling expenses	-	3,252	3,252	-	3,085	3,085
Administrative expenses	-	7,802	7,802	-	7,769	7,769
Management benefit expenses	-	82	82	-	82	82
Finance costs	-	1,707	1,707	-	1,974	1,974
		-			-	

The reclassifications have been made in order to comply with the Announcement of the Department of Business Development B.E. 2009 and because, in the opinion of management, the new classification is more appropriate to the Group's business.

Summary Translation Letter
To the Stock Exchange of Thailand
February 12, 2010

Ref: AIS-CP 010/2010

February 12, 2010

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS119A, AIS127A, AIS134A, AIS139A and AIS141A, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from a consolidated financial statement of the Company on semi-annually basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 31 December 2009 the debt to equity ratio were 0.50 times and the Company was not in default of any debt obligation. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
February 12, 2010

AIS-CP 011/2010

February 12, 2010

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2010

To: The President
The Stock Exchange of Thailand

Attachment: Capital Increase Report Form

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 2/2010, which is held on February 12, 2010 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2010 held on January 27, 2010.

2. Approved the balance sheet, statement of income and cash flow statements for the fiscal year ended December 31, 2009.

3. Approved the appointment of Dr. Arnon Tubtiang as the Director replacing Mr. Chakree Subprawong, who resigned from the position, effective on February 12, 2010 onwards.

4. Resolved to propose to the 2010 Annual General Meeting of Shareholders to approve the dividend payment for the Company's 2009 operating results at Baht 6.30 per share. As the result of an interim dividend of Baht 3.00 per share, which was paid on September 10, 2009, the remaining dividend for second half operating results for 2009 is Baht 3.30 per share.

   In addition, the Board pass a resolution to propose a special dividend at the rate of Baht 5.00 per share. This is due to the Company has excess liquidity and it expects that there is no major investment plan in the near future. The proposed dividends are subject to shareholders approval.

   The share registration book closing date to determine the right to receive dividends will be on April 20, 2010 and the dividend payment date will be on April 30, 2010.

5. Resolved to propose to the 2010 Annual General Meeting of Shareholders to approve the re-appointment of retiring directors and determine the directors' remuneration for 2010 as details below;

   5.1 The retiring directors due to cease of their terms are as follows:

   - Mr. Surasak Vajasit — Member of the Audit Committee, Independent Director, and Member of Nomination and Corporate Governance Committee
   - Mr. Suphadej Poonpipat — Director
   - Mr. Yeo Eng Choon — Director

   5.2 The Remuneration Committee proposed the directors' remuneration for the fiscal year 2010 for not exceeding of Baht 13,500,000 (Baht 13.5 million). This will be proposed in the 2010 Annual General Meeting of Shareholders for approval.

6. Approved the appointment of the following auditors of KPMG Phoomchai Audit Limited as the Company's auditors for 2010:

-	Mr. Supot Singhasaneh	CPA. No. 2826
-	Mr. Winid Silamongkol	CPA. No. 3378
-	Ms. Somboon Supasiripinyo	CPA No. 3731
-	Mr. Charoen Phosamritlert	CPA. No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit.

   In addition, the Board of Directors approved the audit fee and the quarterly review fee of the Company in 2010 in the amount of Baht 3,932,000. This amount excludes the audit fee and the quarterly review fee of subsidiaries in 2010 in the budget approximately Baht 5,625,000. This shall be proposed to the 2010 Annual General Meeting of Shareholders for approval.

7. Approved the allotment of 2,000,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,008,543,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

   Regarding the dividend payments of the company for 2009, the Company has approved dividend payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus clause 2.6 (V). The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately. **(See Attachment)**

8. Approved the holding of the 2010 Annual General Meeting of Shareholders on April 8, 2010 at 10.00 hours at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

   Agenda 1 Matters to be informed;

   Agenda 2 To certify the Minutes of the 2009 Annual General Meeting of Shareholders held on April 8, 2009;

   Agenda 3 To consider and certify the results of operation for 2009;

   Agenda 4 To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended December 31, 2009;

   Agenda 5 To approve the dividend payment for the fiscal year 2009 and special dividend;

   Agenda 6 To approve the re-appointments of retiring directors;

   Agenda 7 To approve the directors' remuneration for 2010;

   Agenda 8 To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year 2010;

   Agenda 9 To approve the allotment of the additional ordinary shares, reserved for exercising the right in pursuance of the ESOP warrants to conform to the terms and conditions of the Prospectus.

   Agenda 10 To consider other matters (if any)

The Record Date on which the shareholders have the right to attend and vote in the Company's 2010 Annual General Meeting of Shareholders will be on March 17, 2010, and the share registration book closing date for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on March 18, 2010.

Attachment

Capital Increase Report Form
Advanced Info Service Public Company Limited
February 12, 2010

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2010, held on February 12, 2010 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 2,000,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 2,000,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 2,000,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 2,000,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 2,000,000 shares.	2,000,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,006,543,609 shares with par value of Baht 1 each, totaling Baht 2,006,543,609.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2010 Annual General Meeting of Shareholders will be held on April 8, 2010, at 10.00 hours. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will fix the Record Date on which shareholders have the right to attend and vote in the 2010 AGM on 17 March 2010 and fix the share registration book closing date on 18 March 2010 for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for 2009, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 12, 2010	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
March 17, 2010	The Record Date to determine the right to attend and vote in the 2010 Annual General Meeting of Shareholders.
March 18, 2010	The share registration book closing for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535.
April 8, 2010	The holding of the 2010 Annual General Meeting of Shareholder.

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Audited
Ending: 31 December
(In thousands)

The Consolidated Financial Statement	For Year 2009	For Year 2008
Net profit (loss)	17,055,366	16,409,036
EPS (Baht)	5.76	5.54

The Company Financial Statement	For Year 2009	For Year 2008
Net profit (loss)	19,660,746	16,245,636
EPS (Baht)	6.64	5.49

Type of Report

- ☑ Unqualified Opinion
- ☐ Qualified Opinion
- ☐ Disclaimer of Opinion / Unable to reach any conclusion
- ☐ Adverse of Opinion

An emphasis of matters

- ☑ Yes
- ☐ No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
February 12, 2010

FY09 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

AIS delivered a strong 28% y-o-y FCF growth for 2009 albeit the revenue decline. 2009 was a difficult year with weak global and domestic economy affected consumer demand. The company's service revenue declined 2.3% y-o-y while cost control and lower capex supported company to generate strong free cash flow of Bt31bn, a 28% y-o-y growth from Bt24.2bn in FY08, and achieve higher than the 15% growth target.

Data services made a solid 24% y-o-y growth driven by the penetration of mobile internet. The mobility and the ease of access offered via smart phones like Blackberry, Nokia N series and E series, as well as aircards have well-responded to consumer's need for internet connectivity. The popularity of online/mobile social networking trend such as Facebook and Twitter also drived data user penetration. Affordability also became higher as the price of smartphones and netbooks continued to decline. AIS lead the non-voice market by posting Bt13.7bn on revenue from data, representing a 24% growth from 2008. Active mobile internet users in 2009 rose to 5.3m from 4.5m in 2008, with support of up to 100k Blackberry subscribers and 265k internet SIM subscribers. We believe the non-voice service is in a growth stage and will be a key revenue driver in mobile industry for 2010.

Effective cost control was reflected in lower cash operating expense by 6.4% y-o-y (cash opex including network opex, SGA, excluding A&D), which partly lifted up EBITDA margin to 44.8%, from 41.9% in 2008. Key cost cutting areas included network maintenance which declined 24% y-o-y, cost of refill cards fell 46% due to prepaid refill-on-mobile, marketing expense dropped 17% y-o-y being discretionary.

AIS target to achieve 12% FCF growth for 2010. Revenue recovery of 3% growth is expected following the economic outlook and improving sentiment. Further cost cutting will not be significant and hence EBITDA margin is expected to be 44%. While the license to operate 3G on 2.1GHz remains uncertain, capex for 2010 will decline to 6.2bn, an all-time low, given limited penetration growth, required capacity expansion for data upon EDGE technology and limited HSPA on 900MHz but not 3G on 2.1GHz.

OPERATIONAL HIGHLIGHTS

Subscriber *reached 28.8m, mainly from prepaid but addition stagnant from economy and saturation.*

ARPU *improved in 4Q09 mainly from economy recovery.*

MOU *improved mainly from prepaid.*

Subscriber reached 28.8m, added 1.5m new subscribers from 27.3m in year 2008. However, The net addition was lower from 3.2m in 2008. This reflects saturation stage of industry and weak economy. On y-o-y basis, postpaid net addition contracted 7.2% while prepaid net addition contracted 59.7%. Launching of Blackberry and the growth of internet SIM soften the impact from weak economy. Net additions for 4Q09 was 490k, driven by prepaid plan called "Boo Lim".

ARPU continued to declined from year 2008 due to weak economy that pressured consumer spending. On q-o-q basis, the ARPU in 4Q09 rebounded for the first time after a 7-straight quarters decline, reflecting the improvement in usage and demand upon economic recovery. Postpaid ARPU including net IC fell 4.3% y-o-y to Bt619 but increased 3.1% q-o-q from Bt600 in 3Q09. Also, prepaid ARPU including net IC fell 2.5% y-o-y to Bt198 but increased 3.7% q-o-q from Bt191 in 3Q09.

MOU of both prepaid and postpaid also had a q-o-q improvement. Prepaid's MOU significantly grew 6.3% q-o-q to 255 minutes, and also rose 4.1% y-o-y from 242 minutes in 4Q08. Postpaid's MOU grew 2.5% q-o-q to 534 minutes but still 1.8% lower than 544 minutes in 4Q08. 4Q09 was an impressive quarter from improving economy together with healthy seasonal pickup.

SIGNIFICANT EVENTS

In 2009, **asset impairment of ADC was booked at Bt561m** on consolidated basis as its business on corporate leased-line and broadband has no investment plan and expects declining trend of customer base. The net impact to the net profit is shown under normalized profit on page 3. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such **the impact to the net profit attributable to equity holder of AIS was in total of Bt222m** consisting of (1) proportionated asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.

FINANCIAL RESULTS

Service revenue excluded IC (Bt million)	2008		2009		y-o-y	4Q08	3Q09	4Q09	y-o-y	q-o-q
Voice revenue	63,906	76.7%	60,755	74.6%	-4.9%	15,458	14,868	15,221	-1.5%	2.4%
Postpaid (voice)	15,098	18.1%	14,432	17.7%	-4.4%	3,740	3,600	3,508	-6.2%	-2.6%
Prepaid (voice)	48,808	58.5%	46,323	56.9%	-5.1%	11,718	11,268	11,714	0.0%	4.0%
Non-voice revenue	11,061	13.3%	13,738	16.9%	24.2%	2,930	3,455	3,965	35.3%	14.8%
International roaming	3,696	4.4%	2,821	3.5%	-23.7%	678	571	871	28.5%	52.5%
Others (IDD, other fees)	4,710	5.6%	4,127	5.1%	-12.4%	1,157	970	1,043	-9.8%	7.6%
Total service revenue excl. IC	**83,373**	**100.0%**	**81,442**	**100.0%**	**-2.3%**	**20,222**	**19,863**	21,100	**4.3%**	**6.2%**

Service revenue excluded IC *fell 2.3% y-o-y, in line with the guidance, thanks to 4Q09 recovery.*

EBITDA *declined 1.2% y-o-y from lower revenue but protected by cost control.*

Normalized net profit *was Bt17,277m fell 6% y-o-y from lower revenue and higher interest expense.*

Service revenue excluded IC revenue for 2009 declined 2.3% y-o-y from economic weakness and political instability. The aftermath impact from airport seizure at the end of 2008 and the political riot in April 2009 continued to dampen consumer's sentiment, spending and tourist arrivals. While GDP in 1H09 declined 6%, AIS service revenue excluded IC fell 5.4% y-o-y. In the 2H09, as global economy headed toward recovery and Thai economy also improved from government stimulus program, GDP turn to positive growth in 4Q09. AIS saw its service revenue excluded IC in 4Q09 grow 4.3% y-o-y, easing the 3-quarter decline and moved full year growth back in line with the guidance.

Voice revenue which was considered in saturated stage, contracted 4.9% y-o-y for 2009 conformed to the economy downturn. Prepaid voice revenue declined 5.1% y-o-y while postpaid voice revenue declined 4.4% y-o-y. In 4Q09 prepaid voice revenue rose 4.0% q-o-q due to seasonality effect supplemented by economic recovery and achieved flat revenue y-o-y. On the other hand, postpaid voice revenue still dropped 2.6% q-o-q and 6.2% y-o-y. The y-o-y declining trend of postpaid voice revenue has been slower as the company focused on quality acquisition.

Non-voice revenue, accounted for 17% of service revenue excluded IC, compared to 13% in 2008. It firmly grew 24% y-o-y to Bt13,738m from Bt11,061m in 2008. The growth was driven by the availability of affordable and user-friendly smartphones, popularity of online/mobile social networking, variety of contents and demand of mobile internet. In 4Q09, non-voice revenue grew 35% y-o-y and 15% q-o-q . For 2009, the mobile internet was the leader on data growth with a strong 54% y-o-y growth, including the growth of consumer's Blackberry service and internet SIM. Content was also the key to drive data revenue in 2009 with 42% y-o-y growth supported by strong content partners in delivering attractive variety of packages, particularly on news and lifestyles. Enterprise solutions also grew 52% y-o-y including, for example, corporate push-email, Blackberry service platform, VOIP, and mobile sales force.

Interconnection (Bt million)	2008	2009	y-o-y
Revenue	16,213	14,370	-11.4%
Cost	15,476	13,416	-13.3%
Net Interconnection	737	954	29.4%

Cost of service excl.IC (Bt million)			
Amortization	17,898	19,024	6.3%
Base station rental & utility	2,513	2,646	5.3%
Maintenance	1,825	1,388	-23.9%
Others	3,773	3,783	0.3%
Cost of service excl. IC	26,008	26,842	3.2%

SG&A (Bt million)	**2008**	**2009**	**y-o-y**
Marketing expense	3,252	2,695	-17.1%
Administrative expense	7,802	7,439	-4.7%
SG&A expenses	11,054	10,134	-8.3%
%marketing to total revenue	2.9%	2.6%	
%bad debt to postpaid revenue	2.7%	3.8%	
%SG&A to total revenue	10.0%	9.9%	

EBITDA (Bt million)			
Operating profit	**27,699**	**26,002**	**-6.1%**
Depreciation PPE	3,029	3,337	**10.2%**
Network amortization	15,815	16,687	**5.5%**
Gain (loss) on disposals of PPE	70	7	**-90.0%**
Write off good will	15	0	**-100.0%**
Management benefit	-82	-72	**-12.2%**
Other financial cost	-82	-68	**-16.4%**
EBITDA	**46,463**	**45,892**	**-1.2%**
EBITDA margin	41.9%	44.8%	

Financial Cost			
Interest expenses	1,625	1,853	14.0%
Other financial costs	82	68	-16.4%
Financial cost	1,707	1,921	12.6%

Net profit was Bt17,055m, increased 3.9% from 2008 due to the Bt3,553m goodwill impairment recorded last year. On normalized basis, net profit was Bt17,277m decreased 7.9% from Bt18,760m in 2008. Such contraction was from weak economy and political instability during the year. In 2009, asset impairment of ADC was booked at Bt561m on consolidated basis as its business on corporate leased-line and broadband has no further expansion plan. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such the impact to the net profit attributable to equity holder of AIS was in total Bt222m, consisting of (1) proportionated asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.

International Roaming revenue (IR) declined 23.7% y-o-y from 2008 due to the plunge in tourist arrival impacted by domestic political turmoil and global poor economy, as well as higher discount to foreign counter-party (AIS books IR revenue net of portion submitted to foreign counter-party). In 4Q09, IR revenue made a strong rebound with 28.5% y-o-y and 52.5% q-o-q growth , continued improvement since 3Q09. Thailand's tourism came to vivid again given a better political climate and global economic recovery. However, the IR revenue as a proportion to revenue of 4.1% in 4Q09, was still below the usual level of around 5% during the normal economy.

Other revenue declined 12.4% y-o-y mainly from the fall in **international call (IDD)** revenue due to economy downturn and lower tourist numbers but recovered with 16.8% q-o-q in 4Q09. The IDD business started to see aggressive price competition in 4Q09, which is expected to continue into 2010.

Net interconnection (net IC) posted a positive net IC at Bt954m increased 29.4% y-o-y from Bt737m in 2008. On q-o-q basis, net IC declined to Bt122m from promotion which offered attractive rate for off-net calls to encourage overall customer's usage and induced new customers. This reflected in 4Q09 as outgoing traffic rose while incoming traffic was relatively flat. Over the year, both incoming traffic and outgoing traffic across the network continued to decline as each operators focused on maintaining its price plan to encourage on-net usage. The % on-net traffic for AIS as of 4Q09 was 79% compared to 76% as of 4Q08.

Sales revenues posted Bt6,639m, representing 6.5% of total revenue in 2009, declined 40.8% y-o-y due to the change in policy of Nokia and the economic impact. Sales margin slightly improved to 6.6% for 2009, from 6% in 2008. Comparing to 3Q09, sales revenue in 4Q09 also declined -13.7% due to high competition from house-brand low-end handsets. However, sales margin in 4Q09 improved significantly to 16% from 8.2%, due to the strong sales growth of smartphones, Blackberry, and USB aircard.

Cost of service excluding IC cost increased 3.2% y-o-y to Bt26,842m from Bt26,008m in 2008 due mainly to higher network amortization, which rose 6.3% y-o-y due to the shorter amortization period. Network maintenance cost declined 23.9% y-o-y from service negotiation but utility cost, including base station rental, increased 5.3% y-o-y from higher number of cell sites.

Revenue sharing expense declined softly -0.3% y-o-y according to lower service revenue.

Marketing expense decreased 17.1% y-o-y to Bt2,695m, which accounted for 2.6% of total revenue. Marketing expense was controlled to level below 3% stipulated in the 2009 guidance. Marketing spending in 4Q09 grew 47.9% q-o-q in response to high season and spending recovery.

Administrative expense decreased 4.7% y-o-y from various cost control programs, including cost related to staff compensation and development fell 6.1% y-o-y, and general admin expense fell 23.2% y-o-y. **Bad debt provision** increased 47.9% y-o-y due partly to acquisition of postpaid subscribers toward lower-end users, and some economic impact. However, percentage bad debt to postpaid revenue was in controlled a range below 4.0%.

EBITDA was at Bt45,892m contracted 1.2% from Bt46,463m in 2008 from lower revenue partly offset by cost control. However, EBITDA margin which indicated company efficiency improved to 44.8% from 41.9% in 2008 higher than the guided 41-42% range. This outstanding efficiency was a product of controlling several expenses. Examples of such expense reduction were network maintenance down 23.9% y-o-y, cost of refill cards down 46.3% y-o-y, marketing expense down 17.1% y-o-y, staff cost down 6.1% y-o-y and general administrative expense down 23% y-o-y.

Financial cost increased 12.6% y-o-y from higher outstanding debt of Bt35.6bn at end of 2009 compared to Bt34.3bn at end of 2008.

Other income declined 73.2% y-o-y to Bt687m in 2009 from Bt2,564m in 2008. This decline came mainly from the one-time DPC gain of Bt1,217m in 2Q08, and lower interest income.

Consolidated (Bt million)	Tax deductible	Where	2008	2009	y-o-y
Net income			**16,409**	**17,055**	**3.9%**
Add:Impairment of DPC goodwill	*No*	*Impairment loss*	3,553		
Impairment loss on ADC asset	*Yes*	*Impairment loss*		222	
Goodwill write-off*	*No*	*SGA*	15		
Deduct: Gain on DPC settlement after tax	*Yes*	*Other income*	(1,217)		
Normalized net income			**18,760**	**17,277**	**-7.9%**

BALANCE SHEET STRUCTURE

Bt million	2008	%to total asset	2009	%to total asset
Cash	16,325	12.7%	25,167	20.1%
ST investment	140	0.1%	44	0.0%
Trade receivable	5,790	4.5%	5,773	4.6%
Inventories	1,593	1.2%	629	0.5%
Others	3,048	2.4%	1,958	1.6%
Current Asset	**26,896**	**21.0%**	**33,571**	**26.9%**
Networks and PPE	81,189	63.4%	69,715	55.8%
Intangible asset	6,538	5.1%	6,286	5.0%
Defer tax asset	10,075	7.9%	10,052	8.0%
Others	3,383	2.6%	5,402	4.3%
Total Assets	**128,081**	**100.0%**	**125,026**	**100.0%**
Trade accounts payable	4,263	3.3%	2,729	2.2%
CP of LT loans	7,038	5.5%	497	0.4%
Accrued R/S expense	2,719	2.1%	3,070	2.5%
Others	10,839	8.5%	10,287	8.2%
Current Liabilities	**24,860**	**19.4%**	**16,583**	**13.3%**
Total interest-bearing debt	34,328	26.8%	35,654	28.5%
Total Liabilities	**54,646**	**42.7%**	**53,215**	**42.6%**
Total Equity	73,436	57.3%	71,811	57.4%

Total asset declined 2.4% y-o-y to Bt125,026m as net fixed assets on network and PPE declined from higher amortization of asset than the new investment. Cash rose to Bt25,167m from strong free cash flow generation.

Debentures and loans increased to Bt35,624m from Bt34,328m at the end of 2008 due to issuing of Bt7,500m debenture beginning of the year. Average cost of debt was 4.8% with all foreign debt fully hedged.

Equities declined 2.2% y-o-y mainly from the decrease of retained earning from Bt73,436m in 2008 to Bt71,811m in 2009, which resulted from dividend payment exceeding the earnings during the year. The company was able to make over 100% dividend payout as the company has large retained earnings while still maintaining high free cash flow generation.

Liquidity as of Dec-09 improved as current ratio increased to 2.02 compared to 1.08 as of Dec-08. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

	2008	2009
Debt ratio	0.42	0.42
Net debt to equity	0.25	0.15
Total liabilities to equity	0.74	0.74

Capital structure remained strong with low net debt to equity of 0.15. Total liability to equity was flat at 0.74 compared to 2008. Plenty of cash enhanced net debt to equity ratio below the level last year while total debt to equity was kept at the same level.

	End of	End of	Repayment				
Unit: million	2008	2009	2010	2011	2012	2013	2014
Long term loan[1]	15,718	16,180	493	9,978	493	493	2,939
Debenture[2]	18,610	19,474	-	4,000	5,000	8,000	2,500
Total debt	34,328	35,654	493	13,978	5,493	8,493	5,439

(1) includes swap contract; (2) includes bond issuing cost

CASH FLOW

Free cash flow for 2009 was Bt31bn compared to Bt24.2bn in 2008, improving 28% y-o-y. Cash flow position in 2009 was stronger than 2008 from sustained operating cash flow and controlled CAPEX. AIS generated operating cash flow before change in net working capital at Bt47.2bn, relatively flat compared to Bt47.8bn in 2008. CAPEX in 2009 decreased to Bt9.9bn from Bt12.6bn, a 21.2% y-o-y decline, due to conservative investment theme and demand-matching capacity and coverage. The Company issued a Bt7.5bn debenture in 1Q09 with average interest cost of 4.4% which was used to refinance the three debentures retired in 2009 consisting of AIS093A of Bt2.45bn at interest cost of 6.25%, AIS093B of Bt750m at interest cost of 4.85%, and AIS099A of Bt3.427bn at interest cost of 5.8%.

Source and use of fund: FY09

FY09			Bt. Million
Source of Fund		**Use of Fund**	
Operating CF before change in working capital	47,225	CAPEX & Fixed assets	9,915
Proceed from LT borrowing	8,535	Dividend payment	18,709
Interest received	310	Finance cost paid	1,984
Sale of property and equipment	21	Changes in working capital	6,312
Share capital and share premium	296	Repayment of LT borrowing	7,199
		Investment (fixed deposit)	3,008
		Cash increase	9,260
Total	**56,388**	**Total**	**56,388**

FY2010 MANAGEMENT OUTLOOK & STRATEGY

Free cash flow (EBITDA – CAPEX)	+12% y-o-y
Service revenue	+3% excluding interconnection revenue
EBITDA margin	44%
Capex	Bt6.2bn cash capex (including 3G on 900MHz)

Telecom industry in FY2010 will see positive 3% growth following economic recovery domestically and globally. Domestic usage is expected to improve as consumption slightly recovers while agricultural sector will again this year, similar to 2008, see a positive turn from rising farm prices which will also increase the spending from the upcountry market. International roaming traffic, majority of which comes from foreign roamers, is also expected to increase as tourist forecast rises. International call however will experience a more aggressive pricing pressure as already been witnessed during the 4Q09.

Data service becomes a key growth driver while voice growth remains stagnant. Overall penetration will be over 100% with market net additional subscribers of 3-4m for 2010. With merely 5% subscriber growth, competition on voice market is hence expected to be relatively benign. Market of data or non-voice service has shown its potential rising demand particularly for personal mobile internet connectivity. Data revenue is expected to grow 20% y-o-y from increasing number of active subscribers as well as higher usage per subscriber. Key drivers are the trend of online/mobile social networking as well as the limited availability of landline internet access.

Company expects to grow free cash flow by 12% y-o-y due to lower capex to 6.2bn from 9.9bn in FY09. Majority of cost efficiency programs has already been implemented since 2008-09, hence further cost cutting would be relatively minimal. Only certain areas such as cost of refill cards can be further reduced as we move to refill-on-mobile. In addition, to support the potential growth on data service, certain network operating expenses will also be required. Net interconnection revenue is also expected in a range of 400-700m, lower than 2009 level. As a result, consolidated EBITDA margin is expected to be 44%.

Handset sales are expected to be flat despite of improving consumer demand as competition on market for low-end handset has heightened. Sales strategy will move to focus on smart phones and mobile data aircard which produce better margin. Handset business remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

3G license timeline remains uncertain as the authority of the National Telecommunications Commission (NTC) is the overhang issue. In the meantime, AIS is seeking an alternative to provide customers an experience on 3G by launching commercially 3G on the existing 900MHz frequency in a few key areas such as two major shopping complex in Bangkok, and other key provincial cities like Chiang Mai, Chonburi, and Hua Hin. These will keep AIS brand equity as market leader committing to bring new technology to the consumers.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would effect the long-term capex plan and cash needs. At present, the Company's dividend policy is to pay no less than 40% of net profit given the Company can maintain its credit rating from TRIS at AA.

FINANCIAL SUMMARY

P&L summary	4Q08	3Q09	4Q09	y-o-y	q-o-q
Service revenue	24,077	23,381	24,612	2.2%	5.3%
Sales revenue	2,194	1,590	1,372	-37.5%	-13.7%
Total revenue	**26,270**	**24,970**	**25,983**	**-1.1%**	**4.1%**
Cost of service	(10,145)	(9,958)	(10,214)	0.7%	2.6%
Revenue sharing	(4,823)	(4,881)	(5,149)	6.7%	5.5%
Cost of Sales	(2,198)	(1,459)	(1,151)	-47.7%	-21.1%
Gross Profit	**9,104**	**8,673**	**9,470**	**4.0%**	**9.2%**
SG&A	(3,249)	(2,339)	(2,993)	-7.9%	27.9%
EBITDA	**10,643**	**11,432**	**11,520**	**8.2%**	**0.8%**
EBT	2,118	5,991	5,679	168.1%	-5.2%
Net Income	**420**	**4,184**	**4,106**	**877.3%**	**-1.9%**

P&L summary	2008	2009	y-o-y
Service revenue	99,586	95,812	-3.8%
Sales revenue	11,206	6,639	-40.8%
Total revenue	**110,792**	**102,451**	**-7.5%**
Cost of service	(41,484)	(40,258)	-3.0%
Revenue sharing	(20,021)	(19,861)	-0.8%
Cost of Sales	(10,534)	(6,197)	-41.2%
Gross Profit	**38,753**	**36,136**	**-6.8%**
SG&A	(11,054)	(10,134)	-8.3%
EBITDA	**46,463**	**45,892**	**-1.2%**
EBT	24,846	24,207	-2.6%
Net Income	**16,409**	**17,055**	**3.9%**

Breakdown – Service revenue	4Q08	3Q09	4Q09
Postpaid – voice	18.5%	18.1%	16.6%
Prepaid – voice	57.9%	56.7%	55.5%
Postpaid – data	6.3%	7.6%	8.8%
Prepaid – data	8.2%	9.7%	10.0%
International roaming	3.4%	2.9%	4.1%
Others (IDD, other fees)	5.7%	4.9%	5.0%
Sales revenue			
Handset	94.5%	91.0%	89.8%
SIM	5.5%	9.0%	10.2%
Breakdown – Cost of service			
Amortisation	68.8%	72.9%	70.7%
Base station	9.7%	9.9%	9.6%
Maintenance	7.0%	4.9%	4.1%
Others	14.5%	12.3%	15.6%
Cost of sales			
Handset	96.2%	96.6%	95.9%
SIM	3.8%	3.4%	4.1%

Balance Sheet summary	2008	2009

Current Assets	26,896	33,571
Fixed Assets	81,189	69,715
Total Assets	128,081	125,026
Total Liabilities	54,646	53,215
Retained Earnings	47,755	46,146
Total Equities	73,436	71,811

Key Ratios	**2008**	**2009**
EBITDA Margin	41.9%	44.8%
Interest Coverage (x)	17.1	14.0
DSCR (x)	3.8	13.7
Net Debt / EBITDA (x)	0.39	0.23
Net debt to Equity (x)	0.25	0.15
Total Liabilities to Equity (x)	0.74	0.74
Free cash flow to EV (%)	10.4%	10.7%
ROE (%)	22.0%	23.5%

OPERATIONAL DATA

Subscribers	**4Q08**	**3Q09**	**4Q09**
GSM Advance	2,534,200	2,755,600	2,835,800
GSM 1800	77,800	79,000	78,900
Postpaid	2,612,000	2,834,600	2,914,700
Prepaid	24,698,200	25,447,700	25,858,200
Total subscribers	27,310,200	28,282,300	28,772,900
Net additions			
Postpaid	123,000	84,100	80,100
Prepaid	412,600	296,200	410,500
Total net additions	535,600	380,300	490,600
Churn rate (%)			
Postpaid	2.0%	2.2%	2.2%
Prepaid	5.2%	5.0%	5.2%
Blended	4.9%	4.8%	4.9%
Subscriber market share			
Postpaid	40%	42%	N/A
Prepaid	45%	44%	N/A
Total	44%	44%	N/A
ARPU excl. IC (Bt)			
GSM Advance	695	641	660
GSM 1800	666	622	623
Postpaid	695	640	659
Prepaid	193	184	192
Blended	241	229	239
ARPU incl. net IC (Bt)			
GSM Advance	647	600	619
GSM 1800	649	605	604
Postpaid	647	600	619
Prepaid	203	191	198
Blended	245	232	240
MOU (minutes: billable outgoing only)			
GSM Advance	546	522	535
GSM 1800	487	469	492
Postpaid	544	521	534
Prepaid	242	240	255
Blended	270	268	283
Traffic			
% outgoing to total minute	49%	48%	49%
% on-net to total outgoing minute	76%	79%	79%